BALLARD POWER SYSTEMS INC.

ANNUAL INFORMATION FORM

MARCH 4, 2008

     This Annual Information Form and the documents incorporated by reference herein contain forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. When used in this Annual Information Form, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements, including, without limitation: we may not be able to achieve commercialization of our products on the timetable we anticipate, or at all; we expect our cash reserves will be reduced due to future operating losses, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary; we may not be able to successfully execute our business plan; potential fluctuations in our financial and business results makes forecasting difficult and may restrict our access to funding for our commercialization plan; a mass market for our products may never develop or may take longer to develop than we anticipate; we have limited experience manufacturing fuel cell products on a commercial basis; we are dependent on Original Equipment Manufacturers(“OEM”) for the supply of key materials and components for our products; regulatory changes could hurt the market for our products; we depend on our intellectual property and our failure or inability to protect our intellectual property could adversely affect our future growth and success; we may be involved in intellectual property litigation that causes us to incur significant expenses or prevents us from selling our products; we currently face and will continue to face significant competition; we could lose or fail to attract the personnel necessary to run our business; we could be liable for environmental damages resulting from our research, development or manufacturing operations; our products use flammable fuels, which could subject us to product liability claims; and the other risks and uncertainties discussed in the section of this Annual Information Form entitled “Risk Factors”.

     The forward-looking statements contained in this Annual Information Form speak only as of the date of this Annual Information Form. Except as required by applicable regulations, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Information Form, including the occurrence of unanticipated events.

BALLARD

     In this Annual Information Form, references to “Corporation”, “Ballard”, “BPS”, “we”, “us” and “our” refers to Ballard Power Systems Inc. and, as applicable, its subsidiaries. Certain other terms used herein are defined in the attached Glossary. All dollar amounts are in U.S. dollars unless otherwise indicated.

     Our principal business is the design, development, manufacture, sale and service of fuel cells for a variety of applications. A fuel cell is an environmentally clean electrochemical device which combines hydrogen fuel (which can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis) with oxygen (from air), to produce electricity. It produces electricity efficiently and continuously (as long as fuel is supplied) without combustion, with water and heat as the main by-products when hydrogen is used as the fuel source. Ballard® fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness.

Our Corporate History and Corporate Structure

     The Corporation’s predecessor was founded in 1979, under the name Ballard Research Inc., to conduct research and development on high-energy lithium batteries. In the course of investigating environmentally clean energy systems with commercial potential we began to develop fuel cells. The Corporation was formed on May 30, 1989 by the amalgamation of a group of affiliated companies under the Canada Business Corporations Act. We have been developing fuel cell products since 1983. See “Directors and Officers – Executive Officers” for details of our organizational structure.

Principal Subsidiaries and Affiliates

     As of March 4, 2008, we have four principal subsidiaries and affiliates: Ballard Material Products Inc., a Delaware corporation that develops and manufactures carbon fiber products for use in the automotive and fuel cell markets; Ebara Ballard Corporation (“Ebara Ballard”), a Japanese corporation jointly owned with Ebara Corporation (“Ebara”) to develop, manufacture, market and sell stationary fuel cell products for the Japanese market; AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”), a British Columbia corporation that develops fuel cell products for the automotive fuel cell market; and BDF IP Holdings Ltd. (“IP Holdings”), a Canadian corporation that holds intellectual property assets.

     The following chart shows our current shareholders, and our principal subsidiaries, their respective jurisdictions of incorporation and our share ownership in each of them, all as of March 4, 2008:

Notes

(1)	The Corporation holds 49% of Ebara Ballard, with the remaining 51% held by Ebara.

(2)	The Corporation holds 19.9% of AFCC with 50.1% held by Daimler AG (“Daimler”) and 30% held by Ford Motor Company (“Ford”).

(3)	The Corporation holds 34% of IP Holdings with 33% held by each of Daimler and Ford.

Our head office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8 and our registered office is located at 1700-666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8.

OUR BUSINESS

     We are recognized as a world leader in hydrogen fuel cell development and commercialization. We are focused on the design, development, manufacture, sale and service of fuel cell products for a variety of applications.

Recent History

     As a result of an extensive strategic review process, consistent with our focus on our core fuel cell business and commitment to continue to improve our financial performance in the near and medium term by focussing on near-term commercial fuel cell markets, we signed an agreement on November 7, 2007 with Daimler and Ford to sell certain of our automotive fuel cell research and development assets (“the AFCC Transaction”). The AFCC Transaction, which was completed on January 31, 2008, builds on the sale of our electric drive operations to Siemens VDO Automotive Corporation completed on February 15, 2007. The AFCC Transaction further builds on the sale of our automotive fuel cell systems operations with then DaimlerChrysler AG and Ford completed on August 31, 2005.

     The purpose of the AFCC Transaction was to decrease our investment in automotive fuel cell research and development due to its high cost, uncertainties surrounding government mandates relating to the adoption and deployment of automotive fuel cell powered vehicles, the lengthening timeline to automotive fuel cell commercialization, and the negative impact of these factors on our production volumes and revenues. The AFCC Transaction allowed us to focus our efforts on the development and commercialization of fuel cells for non-automotive applications, such as materials handling, residential cogeneration and back-up power while benefiting from the generation of revenues at positive margins through the provision of products and services to AFCC.

     Under the AFCC Transaction, Ballard received, and cancelled, the 34,261,298 Ballard shares owned by Daimler and Ford, valued at approximately $173,900,000, and transferred the following to AFCC: automotive intellectual property; 112 employees, primarily in the research and technology development areas (approximately 20% of Ballard's workforce); and certain test equipment and inventory with a book value of approximately $2,500,000.

     Daimler and Ford contributed $60,000,000 to AFCC and Ballard, in effect, invested $60,000,000 in AFCC. AFCC is owned as to 50.1% by Daimler, 30.1% by Ford, and 19.9% by Ballard. The value of Ballard's investment in AFCC is protected by a purchase/sale agreement with Ford for $65,000,000 plus interest. Ballard will not be obligated to provide any ongoing funding to AFCC.

     In association with its minority ownership in AFCC, Ballard will: receive rights to use both the transferred and future automotive intellectual property developed by any of AFCC, Daimler and Ford in non-automotive applications; provide contract technical services to AFCC, on a profitable basis; and manufacture fuel cells for AFCC, Daimler and Ford, on a profitable basis.

     As part of the AFCC Transaction, we have terminated our automotive alliance agreement with Daimler and Ford that had defined our respective responsibilities for automotive fuel cell development work. The AFCC Transaction also cancelled the special voting and veto rights held by Daimler and Ford's appointees to our board of directors, as well as Daimler and Ford's rights to four seats on our board.

We believe we will obtain several benefits from the AFCC Transaction, including:

(a)	a shortened timeline to profitability and a reduction in our annual cash consumption by approximately $15,000,000;

(b)	a 30% reduction in the number of outstanding shares;

(c)	reduced financing requirements;

(d)	revenue generation through the provision of contract technical services to AFCC, largely offsetting the loss of automotive engineering development revenue from Daimler and Ford;

(e)	the right to use transferred automotive intellectual property rights in non-automotive applications;

(f)	with respect to certain intellectual property rights related to fuel cells developed by Daimler, Ford and their subsidiaries while we are a shareholder of AFCC, a right to use, in non-automotive applications;

(g)	the retention of all of our manufacturing facilities and capabilities; and

(h)	the right to pursue opportunities for fuel cells in certain bus applications.

Further details of the AFCC Transaction are provided in the Detailed Description of the AFCC Transaction section of this Annual Information Form.

Strategy

     We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in selected target markets. We are focused on our core competencies of PEM fuel cell design, development, manufacture, sales and service.

     Over the past three years we have intensified our efforts on the development and commercialization of fuel cell products for non-automotive markets such as materials handling, back-up power and residential cogeneration. Today, varying stages of commercialization activities are progressing in each of these markets in North America, Europe and Asia and we are actively considering other key non-automotive markets for which our products are well-suited. These markets represent a very large global opportunity for fuel cell products. We are also confident that there are opportunities for our products in additional geographic markets as well as product extension opportunities in different applications.

     In 2007, we operated in three market segments:

(i)	Power Generation: fuel cell products and services for the residential cogeneration, materials handling and back-up power markets;

(ii)	Automotive: fuel cell products and services for fuel cell cars, vans and buses; and

(iii)	Material Products: Carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDLs”) for fuel cells.

     As a result of the AFCC Transaction, we are able to focus our efforts on the development of fuel cells for nearer-term non-automotive applications. Our Power Generation segment is focussed on the following growth markets:

(a)	Materials handling;

(b)	Back-up power; and

(c)	Residential cogeneration.

We also operate in the following supporting business segments:

(a)	Material products;

(b)	Buses (part of the Automotive segment); and

(c)	Contract Technical services and manufacturing (part of the Automotive segment).

Our Markets and Products

     Product Overview

     We have developed a number of fuel cell products for power generation and transit buses. We also design, develop, manufacture, sell and service carbon based materials that can be used in a variety of fuel cell and non-fuel cell applications. The timing of commercialization of our products will largely be influenced by the market roll-out plans of our customers. The following table lists the key fuel cell and non-fuel cell products we currently produce or have under development or testing.

Product	Application	Status
Mark1030™ fuel cell	Residential heat and	Primarily sales under Japanese
product for 1 kW natural	power, primarily in Japan	government sponsored program
gas or kerosene
residential cogeneration
system
Mark9 SSL™ fuel cell	Materials handling and	Sales to OEMs and system
product - 4.4 to 19.3 kW	back-up power	integrators
Mark1020 ACS™ fuel cell	Back-up power and	Sales to OEMs and system
product – 300W to 5kW	materials handling	integrators

Product	Application	Status
Mark902™ fuel cell	Transit buses	Sales for testing and fleet
product		demonstration programs
Mark1100™ fuel cell	Automotive	Prototypes supplied for testing
product		and evaluation primarily for
Daimler and Ford development
programs and fleets
HD6™ fuel cell bus	Transit and shuttle buses	Prototypes supplied for testing
module		and evaluation
Carbon friction materials	Mainly automobile	Sales
automatic transmissions
AvCarb™ gas diffusion	Fuel cells	Sales to fuel cell developers
layer fuel cell products

Power Generation Commercial Growth Markets

     Materials Handling

     Our materials handling market includes industrial vehicles such as forklifts, automated guided vehicles (“AGV”) and ground support equipment (“GSE”). Our initial focus is on Class 1, Class 2 and Class 3 battery powered forklifts and AGVs. We believe fuel cell driven electric forklift trucks can offer significant productivity gains in multi-shift operations when compared to incumbent battery technology. Our primary product for the materials handling market is the Mark9 SSL™ fuel cell product, which is applicable to higher power applications where at least 10 kW of power is required. For smaller applications, our Mark1020 ACS™ fuel cell product, our second generation air-cooled fuel cell product, may be used.

     Our key initial customers are specialized system integrators that are working to achieve early penetration into the market by developing battery pack replacement fuel cell systems. We have been working with Plug Power Inc. (“Plug Power”), which has initiated or completed field trials with a number of end-users including Wal-Mart Stores, Inc., Bridgestone Firestone North America Tire, LLC, Sysco Corporation, H.E. Butt Grocery Company and Nissan North America, Inc. These trials are the first step in the sales process to end users. Several of Plug Power’s customers have completed the first phase of deployment of the technology and are now moving to larger trials, for which we are supplying our Mark9 SSL™ fuel cell product. We are also supplying fuel cell products to other system integrators. For example, in early 2008 we signed a two-year supply agreement with Danish system integrator H2 Logic A/S (“H2 Logic”), to supply fuel cell products for the materials handling market.

     In 2007, we initiated a new program with Exide Technologies (“Exide”) for the development of an onboard fuel cell recharger for a Class 1 forklift truck. We anticipate that the first prototype should be completed in 2008, with a small field trial of the technology being completed with an end-user in late 2008 or early 2009. Exide is one of the largest distributors of batteries for the industrial materials handling market. Under our agreement, we anticipate that Exide will meet all of its fuel cell needs in the materials handling market over the next five years exclusively with our fuel cell products.

     In order to support market growth, we will continue to pursue cost reduction of our Mark9 SSL™ fuel cell product. In 2007 we reduced the cost of this fuel cell product by over 23%. In 2008, we will continue to work on a low cost membrane electrode assembly (“MEA”) that we anticipate will be integrated into the Mark9 SSL™ fuel cell product for sales starting in mid-2009.

     Back-up Power

     Our focus in the back-up power market is on the telecommunications industry, currently dominated by batteries. With increasing demand for more reliable communications networks and longer duration back-up time, we believe fuel cell products offer significant operating cost savings to the end user. In some geographic regions such as the EU and U.S., regulatory pressure on telecommunications service providers for infrastructure backup time of eight hours or longer is, we believe, creating greater interest in fuel cells as a preferred back-up power solution. The Mark1020 ACS™ fuel cell product is our primary product to supporti the early commercialization of fuel cell products in the back-up power market.

     In 2006, we supplied a small number of Mark1020 ACS™ fuel cell products to potential customers for evaluation and testing purposes. We also entered into a funded U.S. Government contract to develop and demonstrate an extended duration back-up power solution for the U.S. Department of Homeland Security Continuity of Operations (COOP) in collaboration with Plug Power. In 2007, we entered into a second phase of this contract (COOP2) to continue the development of the product in collaboration with Plug Power and to significantly reduce the cost of fuel cell products for volume commercialization. We also entered into a two-year supply agreement with Dantherm Air Handling A/S to supply 646 kW of Mark1020 ACS™ fuel cell products.

     Through our development efforts, we expect to reduce our product costs to make the Mark1020 ACS™ fuel cell product competitive with current battery costs on a capital basis. We also plan to enhance the versatility of our back-up power products to accept fuels such as propane and natural gas, in addition to hydrogen.

     Residential Cogeneration

     Ebara Ballard has been manufacturing and delivering 1kW fuel cell cogeneration systems for residential use since 2005 under the Japanese government’s Large Scale Monitoring Program, which provides subsidies for the installation of fuel cell cogeneration systems. Powered by our Mark1030™ fuel cell product, the system is designed to generate primary electricity requirements for homes while also providing hot water using by-product heat from the fuel cell. This will allow homeowners to cut their primary energy consumption by 20 to 30%, and their greenhouse gas emissions by 30 to 40%, compared to conventional heat and electrical generation devices such as hot water combustion boilers.

     The Japanese government, through its national energy policy and market subsidies, actively supports the commercialization of residential fuel cell cogeneration systems. Since 2005, the government has sponsored the Large Scale Monitoring Program for the installation of fuel cell cogeneration systems, supported by annual budgets of $26,000,000, $32,000,000 and $29,000,000 in 2005, 2006 and 2007, respectively. Given Japan’s focus on Kyoto Protocol targets for reduced CO2, and heavy reliance on imported petroleum energy, we believe that residential fuel cell cogeneration will remain a key component of Japan’s energy strategies.

     We expect the Large Scale Monitoring Program to extend through 2008, followed by transition to the early commercial phase in 2009. Ebara Ballard is collaborating with two of Japan’s largest energy companies, Tokyo Gas and Nippon Oil, to commercialize this product. Our success will depend upon our ability to significantly reduce product costs and enhance system durability and reliability.

Supporting Business Segments

     Automotive

     Buses

     The addressable market for fuel cell buses today is comprised of transit buses, which offer several advantages over automobiles for the adoption of fuel cell technology. Buses rely on centralized fuelling depots that simplify the hydrogen infrastructure requirements. Transit buses are government-subsidized, enabling the purchase of pre-commercial fleets. In addition, their design volume and drive cycle requirements are less restrictive.

     The first shipment of our sixth generation HD6™ fuel cell module, utilizing Mark1100™ fuel cell products, occurred at the end of November 2007. On August 3, 2007 BC Transit announced the contract award for the supply of up to 20 fuel cell hybrid buses to be delivered in late 2009. These buses will begin revenue operation in Whistler, British Columbia just before the 2010 Winter Olympic Games. The consortium of New Flyer Industries (coach manufacturer), ISE Corporation (hybrid drive integrator) and Ballard (HD6™ fuel cell module supplier) will build the buses.

     On November 13, 2007 the City of London, England announced the contract award for the supply of five fuel cell hybrid buses to be delivered in 2009. These buses will begin revenue service in London in 2010. The consortium of Wrights Bus Ltd. (coach manufacturer), ISE Corporation (hybrid drive integrator) and Ballard (HD6™ fuel cell module supplier) will build the buses.

     We will continue to provide service support for our existing fifth generation P5™ bus fleets as well as seeking new opportunities in other markets including electrified light rail transit, yard-switching locomotives and power for passenger ferries while they are in harbour.

     Contract Technical Services and Manufacturing

     We have entered into a technical services agreement with AFCC under which we provide AFCC with manufacturing, testing and other engineering services at positive margins. The areas of service selected were those in which a longer-term synergy of efforts to meet both Ballard and AFCC requirements could be met. We manufacture, for AFCC, the fuel cell products required for existing Daimler and Ford vehicle requirements and to meet the requirements of Daimler and Ford vehicle programs. We provide manufacturing engineering services and manufacture experimental and prototype fuel cell products for AFCC’s research and product development requirements. We provide AFCC with both failure analysis and fuel cell test stand maintenance. We also provide services in the area of engineering simulation and modeling. The agreement has a term of five years, but may be terminated by either party on one year’s written notice.

     We have entered into an administrative services agreement with AFCC for a transition period of six months from January 31, 2008, under which we provide short-term finance, human resources, information technology and other administrative support to AFCC at positive margins. AFCC is entitled to extend the term of the agreement for a further six months, and with our consent for a further extension of 12 months.

     Material Products

     We develop, manufacture and sell carbon based engineered material products into a variety of markets. These products are in the form of roll goods as either woven carbon fiber textile fabrics or as carbon fiber papers. A major application for carbon fiber fabrics is the friction surface in torque converters for light vehicle automatic transmissions. Two automotive manufacturers incorporate our carbon fabric in over 5,000,000 transmissions where its unique characteristics provide the enabling technology for improved fuel economy and operational smoothness. We are a Tier 1 supplier with QS-9000 and TS-16949 quality certification. In 2006, we were awarded a four-year extension by one of our automotive manufacturing customers, valued at more than $40,000,000, to our exclusive supply contract for this product.

     Beyond automatic transmissions, we supply carbon fiber friction materials for use in wet brake systems for off road heavy duty construction and mining equipment. To grow and diversify in this market, we are working with a number of Tier 1 and Tier 2 automotive suppliers to develop and incorporate our carbon fiber products in new drivetrain applications.

     A GDL is a significant component of a fuel cell, allowing the uniform diffusion of hydrogen and air towards the electrocatalyst. The quality of the GDL plays an important role in the overall performance and cost of a fuel cell. Our AvCarb™ GDL materials are available in continuous rolls, and are designed to enable MEAs to be manufactured using high-speed automated assembly techniques. The first two members of this family of products are AvCarb™ P-50 and AvCarb™ P-50T, which include a Teflon® coating. Since 2002, we have added a precision carbon coating capability. We supply several of the major players in the fuel cell industry, and we use our GDLs in several of our fuel cell products. We have also received funding to develop and qualify GDLs for phosphoric acid fuel cells used in stationary power applications. Product qualification will begin in 2008.

     Variations of our friction and fuel cell products are being sold in other markets. Examples of these applications include electrodes and heat exchanger components for chemical processing, insulation for rocket engines used for satellite launch systems, raw material for composite body armour and components for high-end sporting goods.

     We also provide material supply chain management services to our customers. This started with our friction customers where we manage their subcontractor suppliers and is evolving in other markets.

Revenues from Market Segments

     Our business operates in three market segments: Automotive, Power Generation and Material Products. The following chart shows the percentage of total revenues derived from each segment, and the portion of revenues from each segment which arises from sales to investees and sales of products and services to other customers, for the years 2006 and 2007:

	2007	2006
Revenues from Power Generation
Percentage of total revenues	29.7%	26.7%
Portion representing sales to customers other than investees	14.2%	7.2%
Portion representing sales to investees	15.5%	19.5%

Revenues from Automotive
Percentage of total revenues	48.8%	50.3%
Portion representing sales to customers other than investees	48.8%	50.3%
Portion representing sales to investees	Nil	Nil

Revenues from Material Products
Percentage of total revenues	21.5%	23.0%
Portion representing sales to customers other than investees	21.5%	23.0%
Portion representing sales to investees	Nil	Nil

Regulatory Overview

     United States. In 2004, the government began funding and implementing the announced $1,200,000,000 hydrogen and fuel cell initiative to run for a five-year period from 2004 to 2008. The initiative supports the administration’s Hydrogen Fuel Initiative and is largely being delivered through the United States Department of Energy (“DOE”).

     In 2005, the United States passed into law the Hydrogen and Fuel Cell Act of 2005. It is a comprehensive, 10-year initiative aimed at accelerating programs that will lead to the wide-spread commercialization and adoption of hydrogen and fuel cell technology. In October 2007, the Federal Communications Commission (“FCC”) mandated that, over the next 12 months, local exchange carrier (“LEC”) and commercial mobile radio service (“CMRS”) providers place a minimum of 24 hours of power back-up at central offices and a minimum of eight hours of power back-up at cellular sites, remote switches, and digital loop carrier system remote terminals. This regulatory change is expected to drive demand for extended duration back-up power favouring fuel cell system solutions.

     Canada. The British Columbia provincial and Canadian governments are providing support through an investment of $89,000,000 in the fleet of up to 20 fuel cell hybrid buses to be delivered to BC Transit just before the 2010 Winter Olympic Games and related refueling infrastructure.

     Japan. We manufacture and deliver 1kW residential cogeneration fuel cell systems throughout Japan through Ebara Ballard under the Large Scale Monitoring Program. In 2005, 2006 and 2007, the Japanese government provided $26,000,000, $32,000,000 and $29,000,000 respectively, in annual subsidies for a total of $87,000,000 in subsidies for a total of 2,187 residential cogeneration fuel cell systems.

Strategic Alliances

     Residential Cogeneration

     In 1998, Ballard and Ebara formed Ebara Ballard to develop, market and sell stationary fuel cell systems for the Japanese market. Ebara Ballard is currently focused on the development, manufacture, marketing and sale of 1 kW residential cogeneration fuel cell systems in Japan.

     We and Ebara have each granted intellectual property licenses to Ebara Ballard for the development, production and manufacture of stationary fuel cell systems in Japan and in particular, the 1 kW residential cogeneration fuel cell system. In 1998, we granted Ebara Ballard an exclusive, royalty-free license to our intellectual property to manufacture, market, sell, distribute and service stationary power systems (excluding the fuel cell) in Japan. As long as this license is in place, (a) Ebara Ballard must purchase PEM fuel cells exclusively from us, (b) we must sell PEM fuel cells for stationary fuel cell products in Japan only to Ebara Ballard, (c) neither Ebara nor Ebara Ballard can compete with Ballard in the business of PEM fuel cells, (d) Ebara cannot compete with Ebara Ballard or Ballard in the business of stationary PEM fuel cell power systems, and (e) Ballard cannot compete with Ebara Ballard in the business of stationary PEM fuel cell power systems in Japan.

     On September 29, 2005, we completed a transaction with Ebara and Ebara Ballard that covers a broad range of activities that will enhance our competitive position and commitment to the Japanese residential cogeneration market and provided funding for the development of our third generation fuel cell residential cogeneration system. Under its terms: we receive $18,000,000 over four years for the ongoing development of Mark1030™ fuel cell products, subject to the completion of work pursuant to technical milestones under the development program; Ebara Ballard is gaining rights, over time, through an exclusive, royalty-bearing license, to assemble, service, develop, manufacture and sell our Mark1030™ fuel cell products in Japan, as part of a joint long-term strategy to localize fuel cell development and manufacturing in Japan for the Japanese market; and we retain all rights related to stationary cogeneration fuel cell markets outside of Japan.

     As a result of the transaction, we received an equity investment from Ebara of $11,700,000 in two equal payments. The first half of the equity investment was received at closing, with the payment by Ebara of $5,850,000 in exchange for 1,004,178 of our common shares. The second half of the equity investment was received in October 2006 with the payment by Ebara of $5,850,000 in exchange for a further 1,022,549 of our common shares.

     Ebara’s and our rights as shareholders of Ebara Ballard are governed by a shareholders’ agreement. We and Ebara are entitled to representation on the board of directors of Ebara Ballard proportionate to our relative shareholdings in Ebara Ballard. The shareholders’ agreement provides for certain put and call rights in respect of each shareholder’s ownership, which may only be exercised in cases of default or where certain significant corporate actions have taken place against the objections of one of the shareholders.

     In February 2005 Ebara Ballard’s customer Tokyo Gas launched a 1 kW natural gas fuelled residential cogeneration fuel cell system. Ebara Ballard’s customer Nippon Oil followed in 2006 with the launch of a 1 kW kerosene fuelled residential cogeneration fuel cell system.

Research and Product Development

     Ballard conducts research in improving the cost, durability and fundamental understanding of the MEA and its sub-components. In addition, greater development focus is being placed on the capability of MEAs operating on reformate fuels, reflecting customer needs in the non-automotive markets. As a result of the AFCC Transaction, automotive centric research activities such as freeze-start capability and very long-term technology paths such as platinum free catalysts will no longer be directly conducted by Ballard.

Intellectual Property

     As noted above, under the AFCC Transaction we transferred to Daimler and Ford our automotive intellectual property rights, which represented approximately 20% of our patent portfolio. After this transfer, our intellectual property holdings were approximately as follows: 160 U.S. granted patents, 200 non-U.S. granted patents, 50 U.S. published patent applications and 230 published non-U.S. patent applications. We then transferred approximately 485 patents and patent applications to IP Holdings, a holding company established for the purpose of protecting Daimler’s and Ford’s license rights granted as part of the AFCC Transaction. We then entered into a license agreement with IP Holdings evidencing our exclusive right to use fundamental intellectual property rights and improvements thereto for non-automotive applications. Following these two transfers, we own 212 patents and 69 patent applications. We also hold exclusive and non-exclusive license rights to additional intellectual property from a number of third parties, including licenses to approximately 2000 patents and patent applications included in the AFCC Transaction. Our patents will expire between 2009 and 2027. We also have royalty-free access to all of the intellectual property rights held by NuCellSys GmbH (“NuCellSys”, an entity jointly owned by Daimler and Ford) as well as royalty-free access to all of the intellectual property rights relating to fuel cells developed while we are a shareholder of AFCC by Daimler, Ford and their subsidiaries.

Manufacturing

     Our fuel cell manufacturing facility is located at Burnaby, British Columbia and is designed to provide the manufacturing capacity necessary to meet expected customer demand through the initial market introduction phase for our materials handling, back-up power, residential cogeneration and bus fuel cell products as well as to provide contract manufacturing services to AFCC. We expect demand for our fuel cell products to increase and to require increased manufacturing capacity. We will either build that capacity to meet the increased demand or outsource some or all of the manufacturing requirements. In some circumstances, we may choose to license part or all of the manufacturing for a particular fuel cell application or customer on a royalty-bearing basis.

     In Burnaby, we currently have an Integrated Management System registered to ISO/TS 16949, ISO 9001, ISO 14001 and OHSAS 18001 standards. These registrations reflect our approach to achieving best business system practices in the areas of Quality, Environment, Health and Safety. We have also developed expertise in the testing of all aspects of PEM fuel cells and components. We subcontract some process steps or assemblies to minimize investment in capital equipment, particularly in the case of processes that will eventually be replaced by new manufacturing methods or materials and non-core technology processes. We have developed strategic relationships with key suppliers to ensure a timely supply of key components. Additionally, we have established relationships with key material suppliers to enhance the quality and suitability of components supplied and to assist in the development of our fuel cell products.

     Many of the components we use to manufacture our fuel cell products are unique and may require long lead times to order. Certain components used in our fuel cell products have been developed to our specifications under development and supply agreements. These development and supply agreements provide that the intellectual property created by the design of these components is owned exclusively by us, jointly by us and the supplier, or solely by the supplier, depending upon whether we have assumed any of the development costs.

     Our facility in Lowell, Massachusetts, where we produce our carbon fiber products, is also ISO 9001 and QS 9000 registered. The experience of our operations in Lowell in continuous roll to roll manufacturing processes and as a Tier 1 automotive supplier will be valuable to us as we increase commercial production in our Burnaby manufacturing facility and as we leverage our established quality and manufacturing practices.

Facilities

     We currently have the following principal facilities: a 116,797 square foot (10,850 square meter) facility in Burnaby, British Columbia, owned by us, that houses our corporate headquarters, and our fuel cell development and testing activities; a leased 112,000 square foot (10,398 square meter) facility in Burnaby, British Columbia that houses our operations staff and our manufacturing facilities; and a 137,000 square foot (12,728 square meter) facility in Lowell, Massachusetts, owned by us, that is used for the development and manufacture of carbon fiber products.

     We have leased and licensed to AFCC an area in our owned facility in Burnaby, British Columbia totalling approximately 40,000 square feet (3,716 square meters), comprised of office and laboratory space.

     We have also sublet an area totalling 31,000 square feet (2,880 square meters) composed of office space in our leased facility in Burnaby, British Columbia. The remaining 17,000 square feet (1,580 square meters) of office space, as well as the manufacturing facility (64,000 square feet/5,948 square meters), is retained for our use.

     We are committed to developing and manufacturing products, and operating all of our facilities, in full compliance with all applicable local, regional, national and international environment, health and safety regulatory standards. Our commitment is reflected in our corporate Quality, Safety and Environmental Policy and Guiding Principles, and our underlying programs and initiatives. We have completed a detailed environmental assessment of our operations in Burnaby. In turn, we have developed policies, procedures, and work instructions to manage environmental matters including air, water, and waste management and reduction, transportation of dangerous goods, environmental impact and hazard assessment, and internal and external recycling programs.

Competition

     Competition for our products comes from existing power technologies, improvements to existing technologies and new alternative energy technologies. Each of our target markets is currently served by manufacturers that offer proven and widely accepted technologies, and have established customers and suppliers. In each of our target markets, there are also competitors developing alternative energy technologies.

     Residential Cogeneration

     Existing Technology. Ebara Ballard’s 1 kW residential cogeneration fuel cell system competes primarily against internal combustion engine (“ICE”) based systems, the electrical grid and standard hot water heaters.

     Fuel Cells. We believe that PEM fuel cell technology can be superior to alternative fuel cell technologies in our target markets, in terms of electrical efficiency, lifetime, responsiveness to load changes and cost. For applications that operate at higher base loads, higher temperature fuel cells, such as molten carbonate and solid oxide fuel cells, are more appropriate than PEM fuel cells.

     There are a number of companies actively involved in the manufacture of PEM fuel cells products for the residential cogeneration market. These companies include Matsushita Electric Industrial, Mitsubishi Heavy Industries, Sanyo, Toshiba, Toyota, and Plug Power.

     Emerging Technology. Emerging technologies for the small to mid-sized continuous power generation market in Japan include advanced ICE based systems and solid oxide fuel cells. Competitors using or developing these technologies include Honda, in the case of advanced ICE based systems, and Acumentrics, Kyocera, Mitsubishi Materials and Siemens Westinghouse in the case of solid oxide fuel cells.

     Back-up Power

     Existing Technology. The back-up power market is currently dominated by ICEs and batteries. We believe that PEM fuel cell products are superior to batteries, because of their ability to provide extended run time without frequent or lengthy recharging, as well as their ability to offer lower life cycle costs, given that batteries require periodic replacement.

     Fuel Cells. Companies developing PEM fuel cell systems for back-up power applications include Hydrogenics, IdaTech, Plug Power, Distributed Energy Systems and ReliOn. We seek to gain competitive advantage through fuel cell designs that provide superior performance, efficiency, durability and cost. Some of our competitors purchase, or are considering the purchase of, PEM fuel cell products from us for use in some of their products.

     Emerging Technology. Advanced battery technology continues to make modest progress in the back-up power generation market. However, advanced battery technologies still require lengthy recharging and in many cases cannot meet desired run times without requiring substantial space. These issues are addressed by PEM fuel cell technology.

     Materials Handling

     Existing Technologies. Class 1, 2 and 3 lift-trucks are currently dominated by battery-powered solutions (ICE-power is typically seen as the solution for lift-trucks in classes 4, 5, 6 and 7). We believe that fuel cell systems are superior to batteries in class 1, 2 and 3 lift-trucks because of their ability to provide extended run time without frequent or lengthy recharging, as well as their ability to offer lower life cycle costs, given that batteries require periodic replacement.

     Fuel Cells. Companies developing fuel cell systems for materials handling applications include Toyota, Kion, Jungheinrich, NACCO, Mitsubishi, Komatsu, H2 Logic, Hydrogenics, and Nuvera. We seek to gain a competitive advantage through fuel cell designs that provide superior performance, efficiency, durability and cost. Some of our competitors purchase, or are considering the purchase of, fuel cell products from us for use in some of their materials handling products.

     Emerging Technology. Advanced battery technology continues to make progress in the materials handling market. However, advanced battery technology still requires significant time for recharging and in many cases cannot meet desired run times without requiring substantial space. These issues are addressed by fuel cell technology.

HUMAN RESOURCES

     As at March 4, 2008, we had approximately 500 employees in Canada, the U.S. and Germany, representing such diverse disciplines as electrochemistry, polymer chemistry, chemical, mechanical, electronic and electrical engineering, manufacturing, marketing, business development, finance, human resources, information technology and business management. Our employees are not represented by any labour union. Each employee must agree to confidentiality provisions as part of the terms of his or her employment and certain employees have also executed non-competition agreements with us.

SHARE CAPITAL AND MARKET FOR SECURITIES

     Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at March 4, 2008, our issued share capital consisted of 82,084,387 common shares (the “Outstanding Shares”). Our common shares are listed and trade on the Toronto Stock Exchange (“TSX”) under the symbol “BLD” and on the National Association of Securities Dealers Automated Quotation (“NASDAQ”) under the symbol “BLDP”.

     The following table shows the monthly trading activity for our common shares on the TSX and NASDAQ during 2007:

	TSX		NASDAQ
	Price range	Average	Price range	Average
	(CDN)	Volume	(U.S.)	Volume traded
		traded (#)		(#)
January	6.42-6.79	158,065	5.42-5.79	591,024
February	6.38-7.95	261,116	5.45-6.80	711,000
March	6.37-7.16	188,786	5.53-6.11	531,920
April	5.54-6.59	195,199	4.99-5.69	524,549
May	4.90-5.63	165,213	4.55-5.09	420,292
June	4.44-5.82	241,596	4.18-5.45	544,090
July	5.03-5.75	155,787	4.69-5.50	332,695
August	4.43-5.30	158,607	4.23-5.11	419,467
September	4.39-5.05	159,579	4.35-5.02	337,832
October	4.49-5.03	128,605	4.61-5.10	317,013
November	4.40-5.24	257,106	4.42-5.70	680,493
December	4.30-5.45	207,063	4.34-5.63	555,791

     The holders of our common shares are entitled to one vote for each share held on all matters to be voted on by such shareholders and, subject to the rights and priorities of the holders of preferred shares, are entitled to receive such dividends as may be declared by our board of directors out of funds legally available therefor and to receive our remaining property, after satisfaction of all outstanding liabilities, on liquidation, winding-up or dissolution.

     Our preferred shares are issuable in series and our board of directors is entitled to determine the designation, preferences, rights, conditions, restrictions, limitations and prohibitions to be attached to each series of such shares. Currently there are no preferred shares outstanding.

Share Incentive Plans

     Our active share incentive plans include share option plans, share distribution plans, deferred share unit plans, a restricted share unit plan and an option exchange plan (collectively, the “Share Incentive Plans”).

     Each of the Share Incentive Plans is subject to adjustment upon the occurrence of certain events, such as a subdivision or consolidation of our common shares, and the issuance of any stock dividends to our shareholders, among others. Subject to any applicable approval required in the circumstances from the TSX, or any other stock exchange or securities regulatory agency, our board of directors may amend or terminate any of the Share Incentive Plans, as it deems necessary or appropriate. However, the board of directors is not entitled to reduce the exercise price of an option granted under the 2002 Option Plan. The written consent of any holder of stock options, deferred share units (“DSUs”) or restricted share units (“RSUs”) outstanding under any Share Incentive Plan is required if the amendment or termination of that plan adversely affects that holder's rights with respect to such security. In general, any share option, DSU or RSU granted or issued under a Share Incentive Plan is not assignable by its holders except that in the event of the holder's death it may be transferred to the holder's personal representative(s).

     Share Option Plans

     During 2003, we changed our compensation philosophy in relation to option grants for directors. We ceased the practice of granting options to our directors.

     The key provisions of our 2002 share option plan dated for reference March 1, 2002, as amended June 21, 2002, July 27, 2002, March 8, 2006, March 14, 2007 and January 31, 2008 (the “2002 Option Plan”), are as follows:

     All grants of options are made by our board of directors, on the recommendation of our Chief Executive Officer and the Management Development, Nominating & Compensation Committee. All officers and employees of Ballard and its subsidiaries are currently eligible to participate in the 2002 Option Plan. Former Ballard employees who have been transferred to AFCC (the “Transferred Employees”) are permitted to participate in the 2002 Option Plan to a limited extent, for so long as they remain employees of AFCC. Although new options may not be granted to Transferred Employees under the plan, options granted to Transferred Employees will remain in force.

     The exercise price of an option is determined by our board of directors and is to be no less than the closing price per share of our common shares on the TSX on the last trading day before the day the option is granted.

     Options may have a term of up to 10 years from the date of grant, and unless otherwise determined by our board of directors, vest in equal amounts on the first, second and third anniversaries of the date of grant. Vesting of options may be accelerated in certain cases. If an “accelerated vesting event” occurs, any outstanding option may be exercised at any time before the 60th day after such event. An accelerated vesting event occurs when: a person makes a take-over bid that could result in that person acquiring at least two-thirds of our voting shares; any person or persons acting in concert acquire at least two-thirds of our voting shares; a person purchases all or substantially all of our assets; or we join in any business combination that results in our shareholders owning one-third or less of the voting shares of the combined entity.

     The number of common shares reserved for issue: to any person under all of our stock option plans may not exceed five percent of the Outstanding Issue (as defined in the plans); to insiders of Ballard, as a group, under this plan and any other share compensation arrangements may not exceed 10% of the Outstanding Issue; to any insider of Ballard or his or her associates, under this plan and any other share compensation arrangements of Ballard within a one-year period may not exceed five percent of the Outstanding Issue. Generally, an optionee has either 30 or 90 days to exercise an option after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for us, as the case may be, except that more time is allowed (subject to the option's expiry date) in the case of the optionee's death, retirement or disability.

     The provisions of our 1995, 1997 and 2000 share option plans are substantially similar to those of our 2002 Option Plan. As at December 31, 2007, a total of 3,611,881 common shares had been issued under all of these option plans, and a total of 5,585,076 common shares were issuable on the exercise of the then outstanding options. A maximum of 11,503,901 common shares may be allotted for issuance or issued under all these plans.

     Share Distribution Plans

     The key provisions of our 2003 share distribution plan dated for reference May 22, 2003, as amended December 5, 2003, December 3, 2004, March 8, 2006, March 14, 2007 and January 31, 2008 (the “2003 Share Distribution Plan”), are as follows:

     The 2003 Share Distribution Plan permits our common shares to be issued to employees, officers and directors of Ballard and its subsidiaries and to Transferred Employees to satisfy the redemption of previously issued restricted share units. All issuances of common shares under our 2003 Share Distribution Plan are made by our board of directors, on the recommendation of the Chief Executive Officer and the Management Development, Nominating & Compensation Committee. The purposes of grants under the 2003 Share Distribution Plan are to: annually recognize, in accordance with our bonus plans, contributions made by the recipients; satisfy directors' annual retainers, including redemption of deferred share units issued pursuant to the Directors’ DSU Plan (as defined below); satisfy any redemption of deferred share units issued pursuant to the Executive Officers' DSU Plan (as defined below); enable us to satisfy any redemption of any restricted share units issued pursuant to our RSU Plan (as defined below); enable us to attract key employees by issuing shares as a signing bonus; and enable us to settle contractual amounts payable as a result of termination or statutory severance payments owing to employees which would otherwise be payable in cash.

     The issue price of the common shares granted under the 2003 Share Distribution Plan must not be less than the last closing price per share for our common shares on the TSX or NASDAQ on the date that our board of directors approves the issuance, or a price otherwise determined by our board of directors.

     The number of our common shares that may be issued under the 2003 Share Distribution Plan: to our insiders, may not exceed 10% of the Outstanding Issue (as defined in the plan) at that time; and to any one insider and his or her associates, within a one-year period, may not exceed five percent of the Outstanding Issue at that time.

     The aggregate number of common shares that may be issued under the 2003 Share Distribution Plan to directors (other than directors who are also officers of Ballard or any of its subsidiaries) cannot exceed 200,000 common shares.

     The provisions of our 2000 share distribution plan are substantially similar to those of our 2003 Share Distribution Plan, except that the 2000 share distribution plan does not provide that common shares may be issued for conversions or redemptions of restricted share units or deferred share units. As of December 31, 2007, a total of 2,743,927 common shares had been issued under these plans, and a total of 931,298 common shares had been reserved under the 2003 Share Distribution Plan for issuance upon any future redemption or conversion of outstanding deferred share units and restricted share units.

     Deferred Share Unit Plans

     Effective September 16, 2003, we implemented a DSU plan for our independent directors, as amended on December 9, 2005 and March 9, 2007 (the “Directors’ DSU Plan”), and effective December 15, 2003, we implemented a DSU plan for our executive officers, as amended on December 9, 2005, February 19, 2007 and March 14, 2007 (the “Executive Officers’ DSU Plan”).

     A DSU is a notional common share having the same value as one of our common shares at the time of grant. The DSU, however, cannot be redeemed until such time as the director leaves the board of directors or the executive officer leaves us, and its value on redemption would be based on the value of our common shares at the time of issuance. The Directors’ DSU Plan and the Executive Officers’ DSU Plan provide the financial equivalent of an ongoing equity interest in us through our directors’ and executive officers’ periods of service to us. Common shares reserved under our 2003 Share Distribution Plan or a successor plan will be used to satisfy the redemption of DSUs issued pursuant to the Directors’ DSU Plan and the Executive Officers’ DSU Plan. As of December 31, 2007, a total of 69,889 common shares had been issued and a total of 299,991 common shares had been reserved for issue under the 2003 Share Distribution Plan for the redemption of any then outstanding DSUs.

     Under the Directors’ DSU Plan, each independent outside director elects annually the proportion (zero to 100%) of his or her annual retainer that he or she wishes to receive in DSUs or our common shares. Under the Executive Officers’ DSU Plan, DSUs are granted at the election of each executive officer of Ballard who is eligible (as determined by our board of directors) in partial or full payment of his or her annual bonus, which otherwise is usually paid in our common shares.

     DSUs are credited to an account maintained for each eligible person by us. The number of DSUs to be credited to an eligible person are determined on the date set by the board of directors by dividing the amount of eligible remuneration to be deferred into DSUs by the fair market value per share on that date, being a price not less than the closing sale price per share at which our common shares are traded on the TSX or NASDAQ on the relevant date. On any date on which a dividend is paid on shares, an eligible person's account will be credited with the number of DSUs calculated by (i) multiplying the amount of the dividend per share by the aggregate number of DSUs that were credited to that account as of the record date for payment of the dividend, and (ii) dividing the amount obtained in (i) by the fair market value (determined as set out above) of our common shares on the date on which the dividend is paid.

     A departing director or executive officer may receive common shares in respect of the DSUs credited to that person's account (at the ratio of one common share per DSU, subject to the deduction of any applicable withholding tax in the case of an eligible person who is a United States citizen or resident for the purpose of United States tax).

     Restricted Share Unit Plan

     Effective December 3, 2004, we implemented a restricted share unit plan (the "RSU Plan") for employees of Ballard and its subsidiaries, as amended March 14, 2007 and January 31, 2008, to recognize their contributions and to provide an incentive which aligns their interests with those of our shareholders. The vesting of RSUs issued under this plan occurs up to three years from the date of issuance, subject to the achievement of any performance criteria which may be set by our board of directors and to earlier vesting upon the occurrence of any Accelerated Vesting Event (as defined in the RSU Plan). Each RSU is convertible into one common share, which will be issued under our 2003 Share Distribution Plan or a successor plan. As of December 31, 2007, 79,281 common shares had been issued under the RSU Plan, and a total of 631,307 common shares had been reserved for issuance under the 2003 Share Distribution Plan upon the conversion of any then outstanding RSUs.

     All RSUs awarded to a participant under the RSU Plan, except those previously granted to Transferred Employees, will expire, and the participant will no longer be entitled to receive any common shares upon conversion of those RSUs, on the last day on which the participant works for Ballard or any of its subsidiaries (except that in the event of the participant's death or total disability, the performance criteria and conditions specified in the participant's award of RSUs will, unless otherwise specified in the award, be deemed satisfied and the RSUs will be converted into shares). Exisiting RSUs previously granted to Transferred Employees will remain in force and may be redeemed with no change in terms (including restriction period) for so long as the Transferred Employee remains an employee of AFCC.

     Ballard/Ballard Generation Systems Inc. ("BGS") Option Exchange Plan

     We established a Ballard/BGS option exchange plan (the “Ballard/BGS Option Exchange Plan”) dated for reference February 21, 2000 to provide our officers and employees who were employees of BGS with a right to exchange the shares of BGS they may acquire on the exercise of BGS options for our common shares. The number of our common shares they will receive is determined according to an exchange ratio under which they will receive common shares as if they had received an option from us at the time of, and instead of, the option they received from BGS. The exchange ratio is based upon the ratio between the exercise price of the BGS share option that was granted and the closing price of our common shares on the TSX on the date the BGS share option was granted.

     The exchange mechanism set out in the Ballard/BGS Option Exchange Plan was amended effective December 5, 2003. Under the amended plan, outstanding BGS options will be exchanged for options to purchase that number of our common shares that would have been acquired under the prior share exchange mechanism. There was no change in the exchange ratio or the number of our common shares issuable. The options covered by this plan expire on or before December 9, 2009. As of December 31, 2007, a total of 155,890 of our common shares had been issued and a total of 42,338 common shares had been reserved for issue upon the exercise of the options then outstanding under the Ballard/BGS Option Exchange Plan.

DIVIDEND RECORD AND POLICY

     To date, we have not paid any dividends on our shares and, because it is anticipated that all available cash will be needed to implement our business plans, we have no plans to pay dividends in the immediate future.

DIRECTORS AND OFFICERS

Board of Directors

     The following chart provides the following information as of March 4, 2008: the name and province or state of residence of each of our directors, each director’s principal occupation during the past five years, the period of time each has served as a director and the number of shares and DSUs beneficially owned or controlled by each of them. The term of office of each director expires at the conclusion of our next annual shareholders’ meeting.

			Shares	Deferred
Name and			Beneficially	Share Units
Province/State		Director	Owned or	Owned or
of Residence(1)	Principal Occupation(1)	Since	Controlled(1)	Controlled(2)
John Sheridan	Executive of Ballard.	2001	159,779	57,942
British Columbia,	Formerly President and Chief
Canada	Operating Officer of Bell
Canada (2000-2003)

			Shares	Deferred
Name and			Beneficially	Share Units
Province/State		Director	Owned or	Owned or
of Residence(1)	Principal Occupation(1)	Since	Controlled(1)	Controlled(2)
Ian A. Bourne	Corporate Director.	2003	1,824	64,764
Alberta, Canada	Executive Vice President,
TransAlta Corporation
(electricity generation and
marketing) from 1998 to
2006. Chief Financial
Officer, TransAlta
Corporation from 1998 to
200.

Ed Kilroy	Chief Executive Officer,	2002	2,424	36,162
Ontario, Canada	Symcor Inc. (business
process outsourcing
services) since January
2005. President, IBM Canada
Ltd. (information technology)
from 2000 to 2005.

Dr. C.S. Park	Corporate Director, Chief	2007	11,366	Nil
California, USA	Executive Officer of Maxtor
Corporation (storage
solutions and hard disk
drives) from November 2004
to May 2006. Managing
Director, Investment Partner
and Senior Advisor, H&Q
Asia Pacific (private equity
investment) from November
2002 to September 2004.

Dr. Gerri Sinclair	Executive Director, World	2005	176	20,302
British Columbia,	Center for Digital Media
Canada	since May 2006. Chair of the
Canadian
Telecommunications Policy
Review Panel, and Strategic
Management Consultant
from October 2004 to 2006.
General Manager, MSN
Canada (internet services)
from September 2002 to
October 2004.

			Shares	Deferred
Name and			Beneficially	Share Units
Province/State		Director	Owned or	Owned or
of Residence(1)	Principal Occupation(1)	Since	Controlled(1)	Controlled(2)
David J. Smith	Member, British Columbia	2006	1,358	14,839
British Columbia,	Securities Commission since
Canada	July 2006. Counsel with
Lawson Lundell LLP (law
firm) from May 2005 until
April 2006. Partner at
Lawson Lundell LLP prior to
that.

David Sutcliffe	Corporate Director. Chief	2005	3,600	20,473
British Columbia,	Executive Officer, Sierra
Canada	Wireless, Inc. (electrical and
electronic industrial
products) from May 1995 to
October 2005. Chair of the
Board of Sierra Wireless, Inc.
from May 2001 to April
2005.

Mark Suwyn	Chief Executive Officer,	2003	1,130	35,018
Florida, U.S.A.	NewPage Corporation
(coated paper) since March
2006, and Chair of the
Board, NewPage Corporation
since May 2005. Chief
Executive Officer, and Chair
of the Board, Louisiana-
Pacific Corporation (building
products) from 1996 to
2004.

Douglas W.G.	President and Chief	1998	4,383	31,861
Whitehead	Executive Officer, Finning
British Columbia,	International Inc. (heavy
Canada	equipment reseller) since
April 2000.

Notes

(1)	The information as to place of residence, principal occupation, business or employment of, and shares beneficially owned or controlled by, a director is not within the knowledge of our management and has been furnished by the director. Information on shares beneficially owned or controlled is accurate as at March 4, 2008.

(2)	Rounded to the nearest whole number. Information is accurate as at March 4, 2008.

Corporate Governance

     Our board and senior management consider good corporate governance to be central to our effective and efficient operation. We monitor corporate governance initiatives as they develop and benchmark industry practices to ensure that we are in compliance with corporate governance rules and following best corporate governance practices at all times.

     Our corporate governance practices are reflected in our Corporate Governance Guidelines that provide for director qualification standards, director responsibilities, the form and amount of director compensation, director orientation and continuing education, management succession planning and performance evaluation of the board. A copy of the Corporate Governance Guidelines can be found on our website.

     We have also reviewed our internal control and disclosure procedures and are satisfied that they are sufficient to enable our Chief Executive Officer and Chief Financial Officer to certify our annual reports filed with or submitted to the U.S. Securities and Exchange Commission (“SEC”), and to certify our interim and annual reports filed with Canadian securities authorities.

     Board Composition

     The majority of our directors are independent. “Independence” is judged in accordance with the provisions of the United States Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), and as determined by the Canadian Securities Administrators (“CSA”) and the NASDAQ. We conduct an annual review of the other corporate boards on which our directors sit, and have determined that currently two board interlock exists with respect to our directors. The board has also established a guideline for the maximum number of corporate boards on which a director should sit. This guideline has been set at five corporate boards.

     The board has established director resignation guidelines, which set out the circumstances under which a director would be compelled to offer a resignation or be asked to resign.

     Roles and Responsibilities

     The board and the individual directors operate under a formal board mandate and terms of reference for individual directors, both of which can be found on our website. We have a Code of Ethics which applies to our board, officers and employees, which can also be found on our website. The board has also established terms of reference for the chairs of the board committees, our Chief Executive Officer and our Chair of the Board, each of which is reviewed annually and can be found on our website.

     Board Orientation and Education

     We have established a formal director orientation and ongoing education program. Each director, upon joining our board, receives an orientation regarding our business. Such orientation consists of site visits, presentations regarding our business, technology and products, and a manual which contains various reference documents and information. Continuing education is offered by way of ongoing circulation of informative materials aimed at topical subject matters and management presentations at board meetings, as well as guest speakers who are invited to speak to our board on various topics. In the past, we have invited guest speakers to speak to our board about the fuel cell industry, government regulation, corporate governance and risk management, and internal management representatives to speak about various issues relating to our technology and business. The educational presentations which are made by internal management provide an opportunity for the board members to meet and interact with members of our management team.

     Shareholder Feedback and Communication

     We have set up an e-mail process for shareholders to communicate with the board, through the Chair of the Board. Shareholders who wish to send a message to the Chair of the Board can find the details of this process on our website. In addition, a summary of shareholder feedback which is received by us is provided to the board of directors through a semi-annual report.

     Board and Director Performance Evaluations

     The directors conduct an annual performance evaluation of the board, board committees, and the Chair of the Board through a process overseen by the Corporate Governance Committee. Evaluation questionnaires are completed and a summary report is generated for and reviewed by the Corporate Governance Committee. The Corporate Governance Committee works with management to improve board processes and to address concerns raised in the evaluation questionnaires, and reports to the full board on the evaluation results and proposed action items. In addition, the directors evaluate each other every two years and conduct individual self-evaluations in the alternate years, the results of which are forwarded to the Chair of the Board who then reviews the results and meets with each director to conduct an individual director performance evaluation.

     Compliance in Canada and United States

     We believe that we comply with all applicable NASDAQ and CSA corporate governance rules. We have an exemption from the NASDAQ corporate governance rule requiring that each NASDAQ quoted company have in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company’s voting common stock. Our by-laws currently provide that a quorum is met if holders of at least five percent of the votes eligible to be cast at a meeting are present or represented by proxy at a shareholder meeting. The CSA requires that listed corporations subject to Canadian Securities National Instrument 58-101 - Disclosure of Corporate Governance (“NI 58-101”) disclose the corporation’s policies respecting corporate governance in accordance with such instrument. We comply with NI 58-101, which addresses matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members.

Board Committees

     Our board of directors has established three standing committees: the Audit Committee, the Management Development, Nominating & Compensation Committee, and the Corporate Governance Committee. Each of these committees has been delegated certain responsibilities, performs certain advisory functions, and either makes certain decisions or makes recommendations to the full board. Each of the committee chairs reports on the activities of the committee to the full board following each committee meeting. Each of the board committees holds in-camera sessions at the end of each committee meeting. Each board committee operates under a mandate that is approved by the board of directors which sets out the responsibilities of the committee. A copy of each committee’s mandate is posted on our website. The mandates of each of the committees are reviewed annually and each committee’s performance is assessed annually through a process overseen by the Corporate Governance Committee.

     Audit Committee

     The Audit Committee is constituted in accordance with SEC rules, and assists the board of directors in fulfilling its responsibilities by reviewing financial information, the systems of corporate controls and the audit process. The Audit Committee is responsible for overseeing the audit process and ensuring that our financial statements are fairly presented in accordance with generally accepted accounting principles. The Audit Committee meets with our financial officers and our internal and external auditors to review matters affecting financial reporting, the system of internal accounting and financial disclosure controls and procedures and the audit procedures and audit plans. The Audit Committee reviews our significant financial risks and the appointment of financial senior executives, and annually reviews our insurance coverage, tax loss carry forwards, pension and health care liabilities and off-balance sheet transactions. The Audit Committee has at least one member, Ian Bourne, who qualifies as an audit committee financial expert under applicable securities regulations. All of the members of the Audit Committee are independent directors and are financially literate.

     The Audit Committee is responsible for appointing our external auditors (subject to shareholder approval), monitoring the external auditors’ qualifications and independence, and determining the appropriate level of remuneration for the external auditors. The external auditors report directly to the Audit Committee. The Audit Committee has the authority to terminate the external auditors’ engagement. The Audit Committee also approves in advance, on a case-by-case basis, any services to be provided by the external auditors which are not related to the audit. The following table shows the costs incurred with KPMG in 2007 and 2006 for audit and non-audit related work, all of which were approved by the Audit Committee:

Type of Audit Fees	2007	2006
Audit Fees	$360,884	$306,938
Audit-Related Fees	$143,058 (1)	$11,110 (1)
Tax Fees	$132,130 (2)	$95,625 (2)
All Other Fees	Nil	Nil

Notes

(1)	The Audit-Related Fees for 2007 related primarily to a special audit required as a result of the disposition of our Dearborn operations and for Sarbanes-Oxley section 404 documentation. Fees for 2006 related to Sarbanes-Oxley section 404 documentation.

(2)	The Tax Fees for 2006 and 2007 related to tax advisory services and the filing of our 2006 Canadian provincial and federal and U.S. state and federal tax returns.

     In addition, the Audit Committee is mandated to review all financial disclosure contained in prospectuses, annual reports, annual information forms, management proxy circulars and other similar documents. The Audit Committee is also responsible for ensuring that the internal audit function is being effectively carried out. The Audit Committee reviews and approves, in advance, related party transactions on a case-by-case basis. As at March 4, 2008, the committee was composed of Ian Bourne, Ed Kilroy (Chair), David Sutcliffe, Mark Suwyn and Douglas Whitehead. In addition to each committee member’s general business experience, the education and experience of each member that is relevant to the performance of his or her responsibilities as a member of the Audit Committee are set forth below.

     Mr. Bourne is a Corporate Director. He was TransAlta’s Executive Vice-President until December 2006. Up until the end of 2005 he was the Chief Financial Officer of TransAlta and responsible for all financial policy, planning and reporting, as well as tax, treasury and risk management planning and implementation. Prior to TransAlta, Mr. Bourne was Senior Vice-President and Chief Financial Officer of Canada Post Corporation. Mr. Bourne was also with General Electric for 21 years, where he held several key positions including European Treasurer, Chief Financial Officer for GE Canada and Chief Financial Officer for GE Medical Systems Europe. He sits on the boards of Wajax Income fund, Wajax Limited, Canadian Pension Plan Investment Board and Canadian Oil Sands Trust.

     Mr. Kilroy has been the Chief Executive Officer of Symcor Inc. since January 2005. Prior to that Mr. Kilroy was the President of IBM Canada Ltd. from 2000 to 2005. Mr. Kilroy is also a director of Symcor Inc. and The Conference Board of Canada.

     Mr. Sutcliffe is a Corporate Director. He was the Chief Executive Officer of Sierra Wireless, Inc. from May 1995 to October 2005. From May 2001 to April 2005 he was also the Chair of the Board of Sierra Wireless, Inc. Mr. Sutcliffe also currently sits on the boards of Sierra Wireless, Inc. and E-Comm 911. Mr. Sutcliffe's public company chief executive officer experience includes Canadian and U.S. reporting. He serves on the audit committee of E-Comm 911 and has attended the Directors Education Program of the Institute of Corporate Directors.

     Mr. Suwyn is the Chair of the Board and the Chief Executive Officer of NewPage Corporation. From 1996 until 2004, Mr. Suwyn was the Chair of the Board and the Chief Executive Officer of Louisiana-Pacific Corporation. He sits on the boards of BlueLinx Corporation, NewPage Corporation and Hope College Board of Trustees.

     Mr. Whitehead is the President and Chief Executive Officer of Finning International Inc. He joined Finning International in January 1999 as President and Chief Operating Officer, and was elected to the Finning International’s ’s board of directors on April 23, 1999. He was appointed Chief Executive Officer of Finning International in April 2000. Mr. Whitehead is also a director of INMET Mining and Belkorp Industries. He is a member of the Canadian Council of Chief Executives, the Board of Governors for the Business Council of British Columbia, the B.C. Progress Board and the Board of Governors of the University of British Columbia.

     The Audit Committee’s mandate is attached at Appendix A, as required by Multilateral Instrument 52-110F1 under Canadian securities laws.

     Management Development, Nominating & Compensation Committee

     The Management Development, Nominating & Compensation Committee is responsible for considering and authorizing terms of employment of executive officers, matters of compensation, approving share compensation plans, reviewing awards under share incentive plans, and providing advice on our organizational and compensation structures in the various jurisdictions in which we operate.

     In addition to approving the compensation of our executive officers, the committee also regularly reviews and sets the minimum share ownership requirement for executive officers. The committee is also responsible for ensuring appropriate senior management succession planning, recruitment, development, training and evaluation. In particular, the committee annually reviews the performance objectives of our Chief Executive Officer and is responsible for conducting his annual performance evaluation. Any compensation consultants engaged by us, at the direction of the committee, report directly to the committee, and the committee has the authority to appoint such consultants, determine their level of remuneration, and oversee and terminate their services.

     In fulfilling its nominating function, the committee seeks out and recommends nominees for election to the board of directors, annually reviews the board succession plan, and annually reviews the composition of director talents and skills against board requirements to identify any gaps.

     As at March 4, 2008, the committee was composed of Ian Bourne, Dr. C.S. Park, Dr. Gerri Sinclair, David J. Smith and David Sutcliffe (Chair), all of whom are independent of management.

     Corporate Governance Committee

     Our Corporate Governance Committee is responsible for recommending to the board of directors the size of the board and membership on board committees, monitoring corporate governance issues, assessing board and director performance, determining the compensation of the board of directors and approving director compensation plans, conducting succession planning for the Chair of the Board and overseeing a director education program.

     The Corporate Governance Committee has taken responsibility for monitoring the developments in the U.S. and Canada relating to corporate governance to ensure that we are following best corporate governance practices.

     The Corporate Governance Committee is responsible for ensuring a formal process to evaluate the performance of the board, board committees, individual directors and the Chair of the Board, and ensuring that appropriate actions are taken, based on the results of the evaluation, to improve board effectiveness.

     As at March 4, 2008, the committee was composed of, Ian Bourne, Ed Kilroy, Dr. Gerri Sinclair and David J. Smith (Chair). All of the members of the committee are independent of management.

Executive Officers

     As at March 4, 2008, we had six executive officers. The name and province or state of residence of each executive officer, the offices held by each officer and each officer’s principal occupation during the last five years are as follows:

Name and Province/State
of Residence	Position	Principal Occupation
John Sheridan	President & Chief Executive	Executive of Ballard.
British Columbia, Canada	Officer	Formerly President and Chief
Operating Officer, Bell
Canada (2000 to 2003).

Bill Foulds, MA, USA	President, Ballard Material	Executive of Ballard.
Products & Vice President,
Ballard

Name and Province/State
of Residence	Position	Principal Occupation
Christopher Guzy	Vice President Operations &	Executive of Ballard.
British Columbia, Canada	Chief Technology Officer	Formerly General Manager of
GE Healthcare’s product
development and supply
chain operations in Hungary
(2001-2005).

Noordin Nanji	Vice President & Chief	Executive of Ballard.
British Columbia, Canada	Customer Officer

David Smith	Vice President & Chief	Executive of Ballard.
British Columbia, Canada	Financial Officer

Glenn Kumoi	Vice President Human	Executive of Ballard.
British Columbia, Canada	Resources & Chief Legal	Formerly Associate Counsel,
	Officer	Davis LLP (2006-2007),
Acting VP EMEA MDSI
(2006), Chief Administrative
Officer MDSI (2004-2005),
Chief Legal Officer MDSI
(2002-2004).

Shareholdings of Directors and Senior Officers

     As at March 4, 2008, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 740,228 of our common shares, being 0.90% of our issued and outstanding common shares as at March 4, 2008, and 298,275 DSUs.

TRANSFER AGENT AND REGISTRAR

     Our transfer agent and registrar is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

MATERIAL CONTRACTS

     Particulars of every contract, other than a contract entered into in the ordinary course of business, that is material to the company and that was entered into within the most recently completed financial year, or before the most recently completed financial year but is still in effect is listed below. Disclosure of a contract that was entered into before January 1, 2002 is not provided.

Parties	Date	Consideration	Key Terms
Daimler, Ford	Particulars provided below.

Detailed Description of the AFCC Transaction

     The AFCC Transaction generally provided for the transfer of certain of our automotive fuel cell research and development assets (the “Transferred Automotive R&D Assets”) to Daimler and Ford. The AFCC Transaction was implemented through: our transfer to AFCC of certain of our automotive research and development assets and the assumption by AFCC of our automotive fuel cell warranty liabilities to Daimler, Ford and their affiliates in return for a 100% equity interest in AFCC; our transfer to Daimler of 50.1% of our equity interest in AFCC, an interest in and a license to use certain of our intellectual property rights, and $36,200,000; our transfer to Ford of 30% of our equity interest in AFCC, an interest in and a license to use certain of our intellectual property rights and $21,800,000; and the transfer to us by Daimler and Ford, for cancellation, of their entire direct and indirect shareholdings in Ballard.

     We have valued the shares being returned by Daimler and Ford to us at $173,900,000. The AFCC Transaction is described more fully in the remainder of this section.

     Transfer of Automotive Fuel Cell Research and Development Assets

     AFCC, which is controlled by Daimler and Ford, was created to carry on the business involving the Transferred Automotive R&D Assets. As an initial step, we transfered to AFCC our automotive fuel cell test equipment, automotive fuel cell inventory, office equipment, $2,000,000 in cash and all automotive fuel cell development contracts between Ballard, Daimler and Ford. In exchange, AFCC assumed our automotive fuel cell warranty liabilities to Daimler, Ford and their affiliates and issued to Ballard a 100% equity interest in AFCC.

     Ballard then transfered to Daimler a 50.1% interest in the outstanding shares of AFCC, an undivided half interest in our intellectual property rights principally used for propulsion systems in cars, vans, trucks and buses (“Automotive Propulsion Applications”) (such intellectual property rights being referred to as “Automotive Intellectual Property Rights”) and $36,200,000, as well as providing Daimler with a license to use our intellectual property rights fundamental to both Automotive Propulsion Applications and non-Automotive Propulsion Applications (“Non-Automotive Applications”) (such intellectual property rights being referred to as “Fundamental Intellectual Property Rights”) and our intellectual property rights used in Non-Automotive Applications (“Non-Automotive Intellectual Property Rights”), in Automotive Propulsion Applications; and Ford, a 30% interest in the outstanding shares of AFCC, the remaining undivided half interest in our Automotive Intellectual Property Rights and $21,800,000, as well as providing Ford with a license to use our Fundamental Intellectual Property Rights and our Non-Automotive Intellectual Property Rights for Automotive Propulsion Applications.

     As a result of the foregoing, we hold a 19.9% interest in AFCC. In addition, under the AFCC Transaction, we have retained the right to continue to develop fuel cell modules for large buses (other than Daimler and Ford branded large buses), as well as shuttle buses in Canada for use by transit authorities.

     In exchange, Daimler transfered to us 21,392,598 common shares and 50 Class A shares in DBF Pref Shareholdings Inc. (“DBF” an entity jointly owned by Ballard, Daimler and Ford) (collectively representing Daimler’s entire direct and indirect equity interest in Ballard) and Ford transfered to us 12,868,700 common shares and 50 Class C shares in DBF (collectively representing Ford’s entire direct and indirect equity interest in Ballard). We valued the shares being returned by Daimler and Ford to us at $173,900,000. In addition, Daimler and Ford provided initial funding to AFCC of $118,000,000 for engineering, development and testing work to be conducted by AFCC.

     Employee Transfers

     We transfered to AFCC 112 personnel (representing approximately 20% of our personnel) (the “Transferred Employees”). In order to make the transfer of the Transferred Employees from Ballard to AFCC as seamless as possible, we continue to honour, for so long as a Transferred Employee remains an employee of AFCC, all equity-based, long-term, compensation issued to that Transferred Employee by us. However, in the future, we will not issue further options or restricted share units of Ballard to the Transferred Employees. Doing so required amendments to Ballard’s stock option, restricted share unit plans and share distribution plans. The amendments were made by resolution of the board.

     Termination of Automotive Alliance

     As a result of the AFCC Transaction, we are no longer directly involved in automotive fuel cell research and development. As a result, we entered into a termination agreement (the “Termination Agreement”) with Daimler and Ford under which we terminated the Amended and Restated Fourth Alliance Agreement between Ballard, Daimler, Ford and DBF dated February 15, 2007 (“Fourth Alliance Agreement”). The only aspects of the Fourth Alliance Agreement which survived the termination are: Ballard’s non-competition obligations in favour of NuCellSys, which are continued on substantially the same terms under an agreement between Ballard, Daimler, Ford and NuCellSys (the “NuCellSys Agreement”), since Ballard received from Daimler and Ford the consideration for this non-competition obligation in 2005; and Ballard’s right to acquire fuel cell intellectual property rights developed by Daimler or Ford prior to the termination of the Fourth Alliance Agreement, which is continued under the shareholders’ agreement to be entered into by Ballard, Daimler, Ford and AFCC (the “AFCC Shareholders Agreement”).

     Amendment of Articles

     With the termination of the Fourth Alliance Agreement and the return by Daimler and Ford to Ballard of their entire equity interest in Ballard, Daimler and Ford lost their right to appoint nominees to the board and the right of those nominees to exercise certain special approval rights in respect of certain fundamental matters, such as (a) our annual business plan, (b) any significant proposed acquisition, disposition or borrowing not set out in our annual business plan, or (c) fundamental corporate changes such as an amalgamation, arrangement or reorganization. In order to terminate these rights, we amended our articles to eliminate the Class A share and Class B share from our authorized capital, which required the Special Resolution approved by our shareholders.

     Arrangements with Respect to AFCC

     Our 19.9% retained interest in AFCC is subject to a purchase agreement (the “Share Purchase Agreement”) under which Ford will purchase our interest in AFCC for $65,000,000 (plus interest accruing at LIBOR rates) on January 31, 2013, provided that: (a) at our request, such purchase will occur on an earlier date specified by us in the event of (i) a change of control of Ford, Daimler or AFCC; (ii) Daimler, Ford or AFCC being subject to insolvency or bankruptcy proceedings; or (iii) AFCC being the subject of a significant reorganization; or (b) at Ford’s request, such purchase will occur on an earlier date specified by Ford in the event of (i) a change of control of Ballard; or (ii) Ballard being subject to insolvency or bankruptcy proceedings.

     In addition, Ford has the right, subject to the consent of Daimler, to purchase our interest at any time to accommodate another automotive manufacturer desiring to obtain an ownership interest in AFCC. In that case, the price paid to Ballard will be the greater of the base price set out above and a proportionate share of any higher price paid by the automotive manufacturer.

     While we remain a shareholder of AFCC: we have no obligation to fund any of AFCC’s operating expenses; we are entitled to appoint one director to AFCC’s board of directors (provided that we hold more than 7.5% of the issued and outstanding shares in AFCC); we will not compete with Daimler, Ford or AFCC in fuel cells for Automotive Propulsion Applications or Automotive Fuel Cell Systems, except for large bus applications worldwide (other than Daimler and Ford branded buses) and shuttle buses in Canada; Daimler, Ford and AFCC will not compete with us in fuel cells for Non-Automotive Applications or fuel cell systems for Non-Automotive Applications; we will not solicit the employees of AFCC, Daimler and Ford; and AFCC, Daimler and Ford will not solicit our employees.

     For a period of 18 months from January 31, 2008, we will not hire employees of AFCC and AFCC will not hire employees of Ballard.

     Treatment of Intellectual Property

     In addition to our transfer of our Automotive Intellectual Property Rights to Daimler and Ford and the licensing of our Fundamental Intellectual Property Rights and our Non-Automotive Intellectual Property Rights to Daimler and Ford as described above, the AFCC Transaction involved the following additional arrangements in respect of intellectual property (excluding trade-marks and tradenames): Daimler and Ford provided us with a non-exclusive, royalty-free license to use the Automotive Intellectual Property Rights for Non-Automotive Applications; we provided each of Daimler and Ford with a non-exclusive, royalty-free license to use, for Automotive Propulsion Applications, all of the intellectual property rights relating to fuel cells which we develop while we are a shareholder of AFCC; Daimler and Ford provided us with a non-exclusive, royalty-free license to use for Non-Automotive Applications, all of the intellectual property rights relating to fuel cells which they or their affiliates develop (either directly or through AFCC) while we are a shareholder of AFCC; and NuCellSys transfered to us its ownership interest in Fundamental Intellectual Property Rights and Non-Automotive Intellectual Property Rights that are currently jointly owned with us.

     There is some uncertainty as to the survival of license rights under Canadian bankruptcy law upon the bankruptcy of an owner or licensor of intellectual property rights. Therefore, in order to protect the license rights of Daimler and Ford in respect of the Fundamental Intellectual Property Rights in the limited event of our bankruptcy or insolvency, we transfered substantially all of our Fundamental Intellectual Property Rights, and agreed to transfer all improvements thereto made while we are a shareholder of AFCC, to a new entity, IP Holdings. We then entered into a license agreement with IP Holdings evidencing our exclusive right to use such Fundamental Intellectual Property Rights and improvements thereto for Non-Automotive Applications. In addition, we have covenanted not to enter into joint development arrangements with third parties, unless our interest in any improvements to the Fundamental Intellectual Property Rights arising out of those arrangements are either transferred to IP Holdings or, at a minimum, are licensed to IP Holdings (with a right to sublicense to Daimler and Ford). We provided each of Daimler and Ford with a 33% voting, non-participating interest in IP Holdings, while retaining a 34% voting interest in IP Holdings and a 100% participating interest in IP Holdings, and entered into a unanimous shareholder agreement with them to ensure that IP Holdings will not take any action that would place the license rights of the parties at risk. According to the terms of the unanimous shareholder agreement, IP Holdings may not take any decision or action other than to hold the Fundamental Intellectual Property Rights and any improvements thereto without the unanimous approval of its shareholders.

     Service Arrangements with AFCC

     We entered into a number of agreements with AFCC in order to enable it to carry on business: we lease or license to AFCC, on a cost-recovery basis, 40,000 square feet of space in our facilities for use by the Transferred Employees; we provide AFCC with key testing and engineering services on a time and materials basis, at a positive margin; we sell products to AFCC at prices intended to produce a positive margin; and we provide AFCC with certain administrative services, on a time and materials basis, at a positive margin.

RISK FACTORS

     An investment in our common shares involves risk. Investors should carefully consider the risks described below and the other information contained in, and incorporated into, this Annual Information Form, including “Management’s Discussion and Analysis” and our financial statements for the year ended December 31, 2007. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business.

We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all.

     We cannot guarantee that we will be able to develop commercially viable fuel cell products on the timetable we anticipate, or at all. The commercialization of our fuel cell products requires substantial technological advances to improve the durability, reliability, cost and performance of these products, and to develop commercial volume manufacturing processes for these products. We cannot guarantee that we will be able to internally develop the technology necessary for commercialization of our fuel cell products or that we will be able to acquire or license the required technology from third parties. Developing the technology for high-volume commercialization requires substantial capital, and we may not be able to generate or secure sufficient funding on terms acceptable to us to pursue our high-volume commercialization plans. In addition, before we release any product to market, we subject it to numerous field tests. These field tests may encounter problems and delays for a number of reasons, many of which are beyond our control. If these field tests reveal technical defects or reveal that our products do not meet performance goals, including useful life, reliability and durability, our commercialization schedule could be delayed, and potential purchasers may decline to purchase our products.

     We may become subject to product liability lawsuits which could result in significant expense to us, adversely affecting our resources and the development of sales of our products, and thereby delaying the commercialization of our products.

     The commercialization of our fuel cell products also depends upon our ability to significantly reduce the costs of these products, since they are currently more expensive than products based on existing technologies, such as ICEs and batteries. We may not be able to sufficiently reduce the cost of these products without reducing their performance, reliability and durability, which would adversely affect the willingness of consumers to buy our products.

We expect our cash reserves to be reduced due to future operating losses and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.

     We expect to incur continued losses over the next several years. If we are unable to successfully implement our business plan, our cash requirements may increase and we may find it difficult to raise additional funding. We expect our cash reserves will be reduced due to future operating losses, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.

We may not be able to successfully execute our business plan.

     The execution of our business plan poses many challenges and is based on a number of assumptions. We may not be able to successfully execute our business plan. In addition, we cannot guarantee that we will be able to leverage our relationships with suppliers for the development of our technology. If we experience significant cost overruns on any of our programs, or if our business plan is more costly than we anticipate, certain research and development activities may be delayed or eliminated, resulting in changes or delays to our commercialization plans, or we may be compelled to secure additional funding (which may or may not be available) to execute our business plan. We cannot predict with certainty our future revenues or results from our operations. If the assumptions on which our revenue or expenditure forecasts are based change, the benefits of our business plan may change as well. In addition, we may consider expanding our business beyond what is currently contemplated in our business plan. Depending on the financing requirements of a potential acquisition or new product opportunity, we may be required to raise additional capital through the issuance of equity or debt. If we are unable to raise additional capital on acceptable terms, we may be unable to pursue a potential acquisition or new product opportunity.

Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan.

     We expect our revenues and operating results to vary significantly from quarter to quarter. As a result, quarter to quarter comparisons of our revenues and operating results may not be meaningful. Due to the stage of development of our business, it is difficult to predict our future revenues or results of operations accurately. We are also subject to normal operating risks such as credit risks and foreign currency risks. As a result, it is possible that in one or more future quarters our operating results may fall below the expectations of investors and securities analysts. Not meeting investor and security analyst expectations may materially and adversely impact the trading price of our common shares, and restrict our ability to secure required funding to pursue our commercialization plans.

A mass market for our products may never develop or may take longer to develop than we anticipate.

     Our fuel cell products represent emerging markets, and we do not know whether end-users will want to use them in commercial volumes. The development of a mass market for our fuel cell products may be affected by many factors, some of which are beyond our control, including the emergence of newer, more competitive technologies and products, the cost of fuels used by our products, regulatory requirements, consumer perceptions of the safety of our products and related fuels, and consumer reluctance to buy a new product.

     If a mass market fails to develop, or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products, and may never achieve profitability. In addition, we cannot guarantee that we will continue to develop, manufacture or market our products if sales levels do not support the continuation of the product.

We have limited experience manufacturing fuel cell products on a commercial basis.

     To date, we have focused primarily on research and development, and have limited experience manufacturing fuel cell products on a commercial basis. To meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market our products, we will have to produce our fuel cell products through high volume automated processes. These large scale, automated processes will require significant advances in manufacturing technology. We do not know whether or when we will be able to develop the manufacturing technology necessary to achieve efficient, high-volume, low-cost manufacturing capability and processes. Moreover, developing these processes will require substantial capital, and we do not know whether we will be able to secure sufficient funding on terms acceptable to us. Our failure to develop such manufacturing processes and capabilities could have a material adverse effect on our business and financial results.

We are dependent on third party suppliers for the supply of key materials and components for our products.

     We have established relationships with third party suppliers, on whom we rely to provide materials and components for our products. A supplier’s failure to supply materials or components in a timely manner, or to supply materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, could harm our ability to manufacture our products. To the extent that the processes which our suppliers use to manufacture the materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, which could adversely affect our ability to produce viable fuel cell products or significantly raise our cost of producing such products. In addition, platinum is a key component of our fuel cell products. Platinum is a scarce natural resource and we are dependent upon a sufficient supply of this commodity. While we do not anticipate significant near or long term shortages in the supply of platinum, such shortages could adversely affect our ability to produce commercially viable fuel cell products or significantly raise our cost of producing such products.

We are dependent upon Original Equipment Manufacturers (“OEM”) to purchase certain of our products.

     To be commercially useful, our fuel cell products must be integrated into products manufactured by OEMs. We can offer no guarantee that OEMs will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our fuel cell products. Any integration, design, manufacturing or marketing problems encountered by OEMs could adversely affect the market for our fuel cell products and our financial results.

Regulatory changes could hurt the market for our products.

     Changes in existing government regulations and the emergence of new regulations with respect to fuel cell products may hurt the market for our products. Environmental laws and regulations in the U.S. and other countries have driven interest in fuel cells. The deregulation of the electric utility industry in Japan and elsewhere has created market opportunities for our fuel cell products in the power generation market. We cannot guarantee that these laws and policies will not change. Changes in these laws and other laws and policies or the failure of these laws and policies to become more widespread could result in manufacturers abandoning their interest in fuel cell products or favouring alternative technologies. In addition, as fuel cell products are introduced into our target markets, the U.S. and other governments may impose burdensome requirements and restrictions on the use of fuel cell products that could reduce or eliminate demand for some or all of our products.

We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

     Failure to protect our existing intellectual property could seriously harm our business and prospects because we believe that developing new products that are unique to us is critical to our success. We rely on patent, trade secret, trademark and copyright law to protect our intellectual property. However, some of our intellectual property is not covered by any patent or patent application, and the patents to which we currently have rights expire between 2009 and 2027. Our present or future issued patents may not protect our technological leadership and our patent portfolio may not continue to grow at the same rate as it has in the past. Moreover, our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, there is no assurance that: any of the patents owned by us or other patents that third parties license to us will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others; or any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all. In addition, effective patent, trade secret, trademark and copyright protection may be unavailable, limited or not applied for in certain countries.

     We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees. We can provide no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

     Certain of our intellectual property has been licensed to us on a non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others. However, we may not be able to obtain such licenses or the terms of any offered licenses may not be acceptable to us. The failure to obtain a license from a third party for intellectual property we use could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or our use of processes requiring the use of such intellectual property.

We may be involved in intellectual property litigation that causes us to incur significant expenses or prevents us from selling our products.

     We may become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favour. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to: pay substantial damages; cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property; expend significant resources to develop or acquire non-infringing intellectual property; discontinue processes incorporating infringing technology; or obtain licenses to the infringing intellectual property.

     We may not be successful in such development or acquisition or that such licenses would be available on reasonable terms. Any such development, acquisition or license could require the expenditure of substantial time and other resources, and could have a material adverse effect on our business and financial results.

We currently face and will continue to face significant competition.

     As fuel cell products have the potential to replace existing power products, competition for our products will come from current power technologies, from improvements to current power technologies and from new alternative energy technologies, including other types of fuel cells. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as ICEs and batteries as well as coal, oil and nuclear powered generators.

     Additionally, there are competitors working on developing technologies other than PEM fuel cells (such as other types of fuel cells and advanced batteries) in each of our targeted markets. Some of these technologies are as capable of fulfilling existing and proposed regulatory requirements as the PEM fuel cell.

     Within the PEM fuel cell market, we also have a large number of competitors. Across the world corporations, national laboratories and universities are actively engaged in the development and manufacture of PEM fuel cell products and components. Each of these competitors has the potential to capture market share in each of our target markets.

     Many of our competitors have substantial financial resources, customer bases, manufacturing, marketing and sales capabilities, and businesses or other resources, which give them significant competitive advantages over us.

We could lose or fail to attract the personnel necessary to run our business.

     Our success depends in large part on our ability to attract and retain key management, engineering, scientific, marketing, manufacturing and operating personnel. As we develop additional manufacturing capabilities and expand the scope of our operations, we will require more skilled personnel. Recruiting personnel for the fuel cell industry is highly competitive. We may not be able to continue to attract and retain qualified executive, managerial and technical personnel needed for our business. Our failure to attract or retain qualified personnel could have a material adverse effect on our business.

We could be liable for environmental damages resulting from our research, development or manufacturing operations.

     Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property and natural resource damage. Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

Our products use flammable fuels, which could subject our business to product liability claims.

     Our business exposes us to potential product liability claims that are inherent in hydrogen and products that use hydrogen. Hydrogen is a flammable gas and therefore a potentially dangerous product. Any accidents involving our products or other hydrogen-based products could materially impede widespread market acceptance and demand for our fuel cell products. In addition, we may be held responsible for damages beyond the scope of our insurance coverage. We also cannot predict whether we will be able to maintain our insurance coverage on acceptable terms.

ADDITIONAL INFORMATION

     Additional information regarding us may be found on SEDAR at www.sedar.com. In particular, additional information regarding directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans is contained in our information circular for our most recent annual meeting of security holders that involved the election of directors. Additional financial information is provided in our financial statements and Management’s Discussion and Analysis for the most recently completed financial year.

     Copies of this Annual Information Form and the documents incorporated by reference herein, our comparative financial statements (including the auditors’ report) for the year ended December 31, 2007, each interim financial statement issued after December 31, 2007, our management proxy circular and our Annual Report may, be obtained upon request from our Corporate Secretary, 9000 Glenlyon Parkway, Burnaby, British Columbia, V5J 5J8 or on our website www.ballard.com.

APPENDIX A

     Audit Committee Mandate

PURPOSE

The purpose of the Audit Committee (the “Committee”) is to assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information, which will be provided to the shareholders and the public, the systems of corporate controls, which management and the board of directors have established, and overseeing the audit process. The Committee also is mandated to review and approve all related party transactions, as further described below under “Duties and Responsibilities”, other than those related party transactions in respect of which the board has delegated review to a special committee of independent directors.

More specifically the purpose of the Committee is to satisfy itself that:

A)	the Corporation’s annual financial statements are fairly presented in accordance with generally accepted accounting principles and to recommend approval of the annual financial statements to the board;

B)	the financial information contained in the Corporation’s quarterly financial statements, Annual Report to Shareholders and other financial publications such as Management’s Discussion and Analysis, the Annual Information Form, Management Proxy Circular and information contained in any prospectus is complete and accurate in all material respects and to recommend to the board approval of these materials other than the quarterly financial statements for which approval authority has been delegated to the Committee hereunder;

C)	the Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements and to manage financial and asset related risks;

D)	the external audit function has been effectively carried out and that any matter which the external auditors wish to bring to the attention of the Committee or board of directors has been addressed. The Committee is also responsible for appointing (subject to approval by the shareholders at the Corporation’s annual meeting of shareholders) and overseeing the external auditors, monitoring the external auditors’ qualifications and independence, pre-approving all substantive audit services and non-audit services performed by the external auditors, and determining the appropriate level of remuneration for the external auditors. The external auditors will report directly to the Audit Committee, and the Audit Committee has the authority to terminate the external auditors’ engagement;

E)	management has established and is maintaining processes to assure compliance by the Corporation with all applicable laws, regulations and corporate policies;

F)	the internal audit function is being effectively carried out, that the Committee is meeting with the internal auditor (or persons responsible for the function) as necessary, and that any matter which the internal auditor wishes to bring to the attention of the Committee or board of directors has been addressed;

G)	the related party transactions being reviewed by the Committee are in the best interests of the Corporation; and

H)	it has engaged any necessary independent counsel or other advisors in fulfilling its duties and responsibilities, as set forth in this Mandate.

In this Mandate, the “Corporation” means Ballard Power Systems Inc. and a “director” means a board member.

Composition and Eligibility

A)	Following each annual meeting of shareholders of the Corporation, the board will elect from its members not less than three directors to serve on the Committee. Each member of the Committee must meet the independence and expertise requirements for audit committees imposed by any listing standards of NASDAQ or the Canadian Securities Administrators under Multilateral Instrument 52-110, any applicable statutes, or applicable rules or regulations of the U.S. Securities Exchange Commission or Canadian regulatory authorities.

B)	Any member may be removed or replaced at any time by the board and will cease to be a member upon ceasing to be a director of the Corporation. Each member will hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced whichever occurs first.

C)	The Committee will appoint the Committee Chair.

D)	If the Chair is not present at any meeting of the Committee, one of the members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

E)	A majority of Committee members constitute a quorum.

F)	The Committee will appoint its own Secretary, who need not be a director, who will be responsible for taking and keeping the Committee’s meeting minutes.

G)	All members of the Committee must have working familiarity with basic finance and accounting practices, and be able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement at the time of their appointment.

H)	At least one member of the Committee must be an audit committee “financial expert” as defined by the applicable rules set out by the U.S. Securities and Exchange Commission (the “SEC”) or any other regulatory authority. The financial expert must have all of the following five attributes:

(i) an understanding of Generally Accepted Accounting Principles (“GAAP”) or the generally accepted accounting principles used by the issuer in preparing its primary financial statements filed with the SEC;

(ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

	(iii)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more person engaged in such activities;

	(iv)	an understanding of internal controls and procedures for financial reporting; and

	(v)	an understanding of audit committee functions.

The financial expert must have acquired the requisite attributes through any one or more of the following methods:

	(i)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

	(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

	(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

	(iv)	other relevant experience, based on the determination by the board of directors as to the specific experience which satisfies this requirement.

I)	Any member of the Committee who serves on more than three public company audit committees must inform the Chairman of the Board, so that the board may consider and discuss with such member any issues related to his or her effectiveness and time commitment.

Meetings and Operations

A)	The Committee will meet at least quarterly. The meetings will be scheduled to permit timely review of the interim and annual financial statements, as well as the Corporation’s other financial disclosures and related party transactions. The Chair, CEO, CFO, Controller, internal and external auditors or any member of the Committee may request additional meetings.

B)	If all members consent, and proper notice has been given or waived, a member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating in such a meeting by any such means is deemed to be present at that meeting

C)	All directors who are not Committee members will be given notice of every meeting of the Committee and will be allowed to attend as observers, unless deemed inappropriate by the Committee in cases where a potential conflict of interest may exist, such as discussions concerning related party transactions. The CEO, CFO, Controller and internal auditor shall have direct access to the Committee and shall receive notice of and attend all meetings of the Committee, except the in-camera sessions. All decisions made by the Committee may be made at a Committee meeting or evidenced in writing and signed by all Committee members, which will be fully effective as if it had been made or passed at a Committee meeting.

D)	The external auditors will be given notice of, and have the right to appear before and to be heard at, every meeting of the Committee and will appear before the Committee when requested to do so by the Committee.

E)	The Committee is authorized to request the presence, at any meeting, of senior management, legal counsel or anyone else who could contribute substantively to the subject of the meeting.

F)	The minutes of all meetings of the Committee will be provided to the board of directors. The Committee will report to the board of directors at its next regular meeting all action it has taken since the previous reports.

G)	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

H)	The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee. The Committee may retain outside advisors having special expertise to assist it in fulfilling its responsibilities, and determine the appropriate level of remuneration for such outside advisors.

I)	The Committee members will receive minutes of all meetings of the Corporation’s internal Disclosure Committee.

J)	The Committee may form and delegate authority to subcommittees. In particular, the Committee may delegate to one or more of its members the authority to pre-approve audit or permissible non-audit services, provided that the decisions of any member(s) to whom pre-approval authority is delegated will be presented to the Committee at the next Committee meeting.

Duties and Responsibilities

A)	Financial Reporting Control Systems

The Committee will:

	(i)	review with management any significant changes in financial risks facing the Corporation;

	(ii)	review with management procedures followed with respect to disclosure controls and procedures;

	(iii)	review the management letter from the external auditors and the Corporation’s responses to suggestions made;

	(iv)	annually review the Mandate of the Committee;

	(v)	annually review specific matters affecting financial reporting, including but not limited to, the Corporation’s insurance coverage, the status of the Corporation’s tax loss carry-forwards, pension and health care liabilities, and off balance sheet transactions;

	(vi)	review the appointment of the financial senior executives of the Corporation, prior to recommendation by the Management Development, Nominating & Compensation Committee to the board;

	(vii)	establish and maintain a set of procedures for the receipt, retention and treatment of complaints received by the Corporation concerning accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

	(viii)	discuss and consider policies with respect to risk assessment and risk management, including:

		a)	review and periodic approval of management’s risk philosophy and risk management policies;

		b)	review with management, at least annually, of reports demonstrating compliance with risk management policies; and

		c)	discussing with management, at least annually, the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such expenses including the Corporation’s risk assessment and risk management policies.

	(ix)	meet separately and periodically, no less than annually, with management, with internal auditors (or the persons responsible for the internal audit function) and with external auditors.

B)	Interim Financial Statements

The Committee will, prior to their release, review and approve the interim (quarterly) financial statements and Management’s Discussion and Analysis with the Corporation’s officers and external auditors. This will include significant transactions which have occurred in the quarter.

C)	Annual Financial Statements and Other Financial Information

The Committee will:

	(i)	review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements;

	(ii)	obtain summaries of significant transactions, and other complex matters whose treatment in the annual financial statements merits advance consideration;

	(iii)	obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by the Corporation’s officers;

	(iv)	review a summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments;

	(v)	review and approve the annual financial statements, Management’s Discussion and Analysis and the auditors’ report thereon, and discuss them in detail with the Corporation’s officers and the external auditors;

	(vi)	review and recommend to the board of directors approval of all financial disclosure contained in prospectuses, annual information forms, management proxy circulars and other similar documents;

	(vii)	before the release of each quarterly report and the annual financial statements, discuss with the external auditors all matters required by SAS 61 (including the auditors’ responsibility under GAAP, the selection of and changes in significant accounting policies or their application, management judgments and accounting estimates, significant audit adjustments, the external auditors’ responsibility for information other than financial statements, disagreements with management, consultation with other accountants, and difficulties encountered in performing the audit) and CICA Handbook section 5751 (which governs the communications between the external auditors and the Committee); and

	(viii)	provide the board of directors with a recommendation for approval of the annual financial statements; and

	(ix)	discuss earnings press releases and earnings guidance, as well as the release of significant new financial information.

D)	Relationship with External Auditors

The Committee will:

	(i)	appoint the external auditors (subject to approval by the shareholders at the Corporation’s annual meeting of shareholders); if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition. The external auditors will report directly to the Committee, and the Committee has the authority to terminate the external auditors’ engagement. The Committee will not appoint an external auditor who has previously employed the Corporation’s CEO, CFO, Controller or chief accounting officer and where such person participated in any capacity in the audit of the Corporation within the past year;

	(ii)	annually review and approve the terms of engagement and determine the remuneration of the external auditors;

	(iii)	review the quarterly and annual representation letters given by management to the external auditors;

	(iv)	monitor the external auditors’ qualifications and independence through the activities listed in section (F) below, “Independence of External Auditors”;

(v)	review the audit plan with the external auditors and approve all substantive audit services in advance;

(vi)	approve in advance any services to be provided by the external auditors which are not related to the audit, including the fees and terms of engagement relating to such non-audit services for the Corporation and its subsidiaries. Specifically, the Committee must not allow the external auditors to provide the following services:

	a)	bookkeeping services;

	b)	financial information systems design and implementation;

	c)	appraisal or valuation services, fairness opinions or contribution-in-kind reports;

	d)	actuarial services;

	e)	internal audit services which relate to the Corporation’s internal accounting controls, financial systems or financial statements;

	f)	investment banking, broker, dealer or investment advisor services;

	g)	management and human resources services;

	h)	legal services and expert services unrelated to the audit (however the external auditors may provide tax services); and

	i)	any other services that the Public Company Accounting Oversight Board determines by regulation, or the Corporation’s board of directors determines, to be impermissible.

(vii)	review quarterly all fees paid to external auditors;

(viii)	review performance against audit proposal plan;

(ix)	discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters;

(x)	receive from the external auditors a report with respect to:

	a)	all critical accounting policies and practices;

	b)	all alternative treatments of financial information within GAAP that have been discussed with management, implications of their use and the external auditors’ “preferred treatment”;

	c)	any other material written communications between the external auditors and management;

	d)	the internal quality-control procedures of the external auditors;

	e)	any material issues raised by the most recent internal quality-control review of the external auditors’ firm, or by an inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors’ firm, and any steps taken to deal with any such issues; and

		f)	all relationships between the external auditors and the Corporation as detailed in §(i) under Section F – Independence of External Auditors;

	(xi)	resolve all disagreements between management and the external auditors regarding financial reporting; and

	(xii)	ensure that the audit partners representing the external auditors meet the rotation requirements set out by the U.S. Securities and Exchange Commission and by any other applicable Canadian or U.S. securities regulatory authority or stock exchange.

E)	Treasury

The Committee will:

	(i)	review and approve the Treasury Policy;

	(ii)	review the quarterly Treasury Report; and

	(iii)	review and approve the Foreign Exchange Policy.

F)	Independence of External Auditors

The Committee will oversee the independence of the Corporation’s external auditors by:

	(i)	receiving from the external auditors, on a periodic basis, a formal written statement delineating all relationships between the external auditors and the Corporation consistent with ISBS No. 1 and CICA Handbook Section 5751;

	(ii)	reviewing and actively discussing with the board of directors, if necessary, and the external auditors, on a periodic basis, any relationships or services between the external auditors and the Corporation or any other relationships or services that may impact the objectivity and independence of the external auditors;

	(iii)	recommending, if necessary, that the board of directors take action to satisfy itself, of the external auditors’ independence; and

	(iv)	ensuring that the Corporation does not hire as the Corporation’s CEO, CFO, Controller or chief accounting officer any person who was employed by the Corporation’s external auditors and who participated in any capacity in the audit of the Corporation during the one-year period preceding the initiation of the current audit.

G)	Internal Audit and Controls

The Committee will ensure that the Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements and to manage financial and asset related risks. The Committee will review quarterly the internal auditors’ report on the adequacy of the Corporation’s internal controls, policies and procedures. The Committee will annually review and approve the internal audit plan.

H)	Related Party Transactions

The Committee will review and approve all related party transactions, other than those related party transactions in respect of which the board has delegated review to a special committee or independent directors or those related party transactions which are previously approved under the mandate of the Management Development, Nominating & Compensation Committee, including, but not limited to, executive employment agreements and compensation matters. A related party transaction is defined as a transaction in which the Corporation or any of its subsidiaries is to be a party, which involves an amount exceeding U.S. $60,000 and in which any of the following persons have a direct or indirect material interest:

	(i)	a director or executive officer of the Corporation;

	(ii)	any nominee for election as a director of the Corporation;

	(iii)	any security holder of the Corporation known by the Corporation to own (of record or beneficially) more than five percent of any class of the Corporation’s voting securities; and

	(iv)	any member of the immediate family of any of the foregoing persons.

In carrying out its responsibilities in reviewing and approving related party transactions, the Committee will:

	(v)	receive details of all related party transactions proposed by the Corporation, other than those related party transactions which the board has delegated review of to a special committee of independent directors;

	(vi)	discuss such related party transactions with the representatives of the relevant parties (the “Representatives”) and with the Corporation’s executive officers;

	(vii)	review the terms and conditions of each related party transaction;

	(viii)	with respect to the holders of common shares, consider the effect of the related party transaction on, and the fairness of the related party transaction to, such shareholders;

	(ix)	recommend any revisions to the structure of the related party transaction that the Committee considers to be necessary or advisable;

	(x)	if a valuation or fairness opinion is required by any applicable statutes or regulations, supervise the preparation of such valuation or fairness opinion;

	(xi)	if approval of the board of directors is necessary, provide a recommendation to the board of directors with respect to the related party transaction; and

(xii)	review a summary of completed related party transactions to ensure that such transactions are consistent with the terms and conditions previously approved by the committee.

As part of its review of all related party transactions, the Committee will review all modifications to existing loans and advances to the Corporation’s executive officers or directors.

Other

The Committee will: perform an annual review of management’s compliance with the Corporation’s code of ethics and workplace guidelines policy; perform an annual review of the succession plans for the Corporation’s CFO and Controller; perform an annual review of this Committee mandate, with any recommended changes being forwarded to the Corporate Governance Committee and ultimately the board for approval; and annually review the audit of the expense reports of the Chairman of the Board of Directors and the CEO.

Performance Evaluation

J)	The Committee will perform an annual evaluation of its performance, having regard to the issues reviewed during the year.

COMMITTEE TIMETABLE

     The timetable below generally outlines the Committee’s anticipated schedule of activities during the year.

Committee Timetable
Agenda Items	J	F	M	A	M	J	J	A	S	O	N	D
A) Financial Reporting Control Systems
Review with management any significant changes in		✓		✓			✓			✓
financial risks facing the Corporation.
Review with management procedures followed with		✓		✓			✓			✓
respect to disclosure controls and procedures.
Review the management letter from the external				✓
auditor and corporation’s responses to suggestions
made.
Annually review the Committee mandate.		✓
Review specific matters as required affecting										✓
financial reporting such as insurance coverage, the
status of the Corporation’s tax loss carry-forwards,
pension and health care liabilities, and off balance
sheet transactions.
Review the appointment of the financial senior		✓		✓			✓			✓
executives of the Corporation.
Establish and maintain a set of procedures for the		✓		✓			✓			✓
receipt, retention and treatment of complaints
received by the Corporation concerning accounting,
internal accounting controls or auditing matters and
the confidential anonymous submission by
employees of concerns regarding questionable
accounting or auditing matters, and review
submissions as received.
Discuss and consider policies with respect to risk												✓
assessment and risk management.
Meet separately and periodically, no less than		✓		✓			✓			✓
annually, with management, with internal auditors
(or persons responsible for the internal audit
function) and with independent auditors.

Committee Timetable
Agenda Items	J	F	M	A	M	J	J	A	S	O	N	D
Interim Financial Statements
Review and approval of interim financial statements				✓			✓			✓
and MD&A.
Annual Financial Statements and Other
Financial Information
Review any changes in accounting policies or		✓		✓			✓			✓
financial reporting requirements that may affect the
current year’s financial statements.
Obtain summaries of significant transactions, and		✓		✓			✓			✓
other complex matters whose treatment in the
annual financial statements merits advance
consideration.
Obtain draft annual financial statements in advance		✓
of the Committee meeting and assess, on a
preliminary basis, the reasonableness of the
financial statements in light of the analyses provided
by the Corporation’s officers.
Review summary provided by the Corporation’s legal		✓		✓			✓			✓
counsel of the status of any material pending or
threatened litigation, claims and assessments.
Discuss the annual financial statements, MD&A and		✓
the auditors’ report thereon in detail with the
Corporation’s officers and the external auditors.
Review and recommend to the board of directors		✓
approval of all financial disclosure contained in
prospectuses, annual information forms,
management proxy circulars and other similar
documents.
Before the release of each quarterly report and		✓		✓			✓			✓
annual financial statements, discuss with the
external auditors all matters required by SAS 61 and
Handbook section 5751.
Provide the board with a recommendation for		✓
approval of the annual financial statements.
Discuss earnings press releases and earnings		✓		✓			✓			✓
guidance as well as the release of significant new
financial information.
Relationship with External Auditors
Annually appoint (subject to shareholder approval)		✓
external auditor.
Annually review and approve terms of engagement										✓
and determine remuneration of external auditor.
Review representation letters given by management		✓		✓			✓			✓
to external auditor.
Monitor the external auditor’s qualifications and		✓
independence through the activities listed in Section
F.

Committee Timetable
Agenda Items	J	F	M	A	M	J	J	A	S	O	N	D
Review the audit plan with the external auditors and										✓
approve all substantive audit services in advance.
Approve permissible non-audit services in advance.		✓		✓			✓
Review all fees paid to external auditors.		✓		✓			✓			✓
Review performance against audit proposal plan.		✓
Discuss in private with the external auditors matters		✓		✓			✓			✓
affecting the conduct of their audit and other
corporate matters.
Receive a report from the external auditor with
respect to:
✓
all critical accounting policies and practices;

all alternative treatments of financial information		✓
within GAAP that have been discussed with
management, implications of their use and the
external auditors’ “preferred treatment”;

any other material written communications between		✓
the auditor and management;

the internal quality-control procedures of the		✓
external auditors;

any material issues raised by the most recent		✓
internal quality-control review of the external
auditors’ firm, or by an inquiry or investigation by
governmental or professional authorities, within the
preceding five years, respecting one or more
independent audits carried out by such firm, and
any steps taken to deal with any such issues; and

all relationships between the external auditors and		✓
the Corporation, as detailed in §(i) under Section F –
Independence of External Auditors.
Resolve all disagreements between management		✓		✓			✓			✓
and the external auditors regarding financial
reporting
Ensure that the audit partners representing the										✓
external auditors meet the rotation requirements set
out by the U.S. Securities and Exchange
Commission and by any other applicable Canadian
or U.S. securities regulatory authority or stock
exchange.
Treasury
Review and approve the Treasury Policy.				✓
Review the Quarterly Treasury Report.		✓		✓			✓			✓
Review and approve the Foreign Exchange Policy.				✓
Independence of External Auditors

Committee Timetable
Agenda Items	J	F	M	A	M	J	J	A	S	O	N	D
Receive from the external auditors, on a periodic		✓
basis, a formal written statement delineating all
relationships between the external auditors and the
Corporation consistent with ISB No. 1.
Review and actively discuss with the Board of		✓
Directors, if necessary, and the external auditors, on
a periodic basis, any disclosed relationships or
services between the external auditors and the
Corporation or any other disclosed relationships or
services that may impact the objectivity and
independence of the external auditors.
Recommend, if necessary, that the Board take		✓
action to satisfy itself, of the external auditors’
independence.
Ensure that the Corporation does not hire as the		✓		✓			✓			✓
Corporation’s CEO, CFO, Controller or chief
accounting officer any person who was employed by
the Corporation’s external auditors and who
participated in any capacity in the audit of the
Corporation during the one-year period preceding
the initiation of the current audit
Internal Audit and Controls
Ensure that the Corporation has appropriate		✓		✓			✓			✓
systems of internal control.
Review quarterly the internal auditors’ report on the		✓		✓			✓			✓
adequacy of the internal controls, policies and
procedures.
Annually review and approve internal audit plan				✓
Related Party Transactions
Review and approve the Corporation’s related party		✓		✓			✓			✓		✓
transactions over US$60,000.
Review a summary of the Corporation’s related		✓		✓			✓			✓		✓
party transactions to ensure that such transactions
are consistent with the terms and conditions
previously approved by the Committee.
Other
Annually review management’s compliance with the												✓
Corporation’s Code of Ethics & Workplace Guidelines
Policy.
Annually review the succession plans for the												✓
Corporation’s CFO and Controller.
Annually review the audit of expense reports of the				✓
Chairman of the Board of Directors and the CEO.
Performance Evaluation
Review annual evaluation of the Committee’s		✓
performance.